

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No.05/DIR/421

Jakarta, June 14, 2005

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

File Number :
82-34694



05009113

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	PT Bank Buana Indonesia Tbk.'s Notarial Deed	April 21, 2005

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : +62 21 6312340

2. Mrs…



PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA DIREKSI JAKARTA

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 1/1

No. 05/SHM/332

Jakarta, April 21, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : PT Bank Buana Indonesia Tbk.'s Notarial Deed

Dear Sir/Madam,

With reference our letter No. 05/DIR/215 dated March 28, 2005 on Result of General Shareholders Meeting PT Bank Buana Indonesia Tbk., please find enclosed :

1. Deed No. 39 dated March 28, 2005 on Minutes of Annual General Meeting of Shareholders of PT Bank Buana Indonesia Tbk. composed by Notary Public Fathiah Helmi, SH. in Jakarta.
2. Deed No. 40 dated March 28, 2005 on Minutes of Extraordinary General Meeting of Shareholders of PT Bank Buana Indonesia Tbk. composed by Notary Public Fathiah Helmi, SH. in Jakarta.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh   Maruba Sihaloho


LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH

CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :

Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG


BHINNEKA TUNGGAL IKA

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

Jl. Ki Mangunsarkoro No. 77A, Jakarta Pusat – 10310
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567

MINUTES OF ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 39.-

-On this day, Monday, the twenty eighth of March, two thousand and five (28-3-2005).------------------------

At 10.30 (thirty minutes past ten) Western Indonesia Time.---

-I, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:----

-At the request of the Board of Directors of **PT BANK BUANA INDONESIA Tbk** (a limited liability company) **abbreviated into PT BBI Tbk,** domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the Articles of Association had been promulgated in the State Gazette of the Republic of Indonesia dated the fifth of October, two thousand and four (5-10-2004) Number: 80, Supplement Number: 858.-------------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk in this deed shall be referred to as **"the Company"**.--

-Present at the PT Bank Buana Indonesia Tbk Building, Jalan Wahid Hasyim Number 89, Jakarta 10350;------------

-In order to draw up Minutes of Meeting regarding all matters to be discussed and decided in an Annual General Meeting of Shareholders of the said Company, and such Meeting was held on the day, date, hour and at the place as mentioned above.-----------------------------

-Present in the Meeting and therefore appearing before me, the Notary Public:--------------------------------

I. The members of the Board of Directors of the Company:---

1. **Mr. JIMMY HENRICUS KURNIAWAN LAIHAD,** born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk Blok I/8/23, Neighbourhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District; The holder of Resident's Identity Card number: 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007);---


AUTHORIZED AND SWORN
CERTIFIED,
M. LUHUT SITORUS

-according to his statement in this matter acting as the President Director of the Company;------

2. **Mr. ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred and forty five (29-4-1945), privately employed person, Indonesian Citizen, residing in West Jakarta, Green Garden Blok P-3/7, Neighbourhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;-------

   The holder of Resident's Identity Card number: 09.5205.290445.5502, which is valid until the twenty ninth of April, two thousand and eight (29-4-2008);------------------------------------

   -according to his statement in this matter acting as a Director of the Company;-----------

3. **Mr. EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/ Suburb, Sawah Besar Sub-District;--------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

The holder of Resident's Identity Card number: 09.5002.230347.0001, which is until the twenty third of March, two thousand and six (23-3-2006);

-according to his statement in this matter acting as a Director of the Company;-------------------

4. **Mr. PARDI KENDY**, born in Pontianak, on the twenty seventh of September, nineteen hundred and fifty eight (27-9-1958), privately employed person, Indonesian Citizen, residing in Bekasi, Jalan Niaga Raya Blok C number 09, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 011, Sepanjang Jaya Village/Suburb, Rawalumbu Sub-District;---------

   The holder of Resident's Identity Card number: 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and seven (27-9-2007);------------------------------

   -currently being present in Jakarta;-----------

   -according to his statement in this matter acting as a Director of the Company;-----------

5. **Mr. SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian Citizen, residing in East Jakarta, Era Mas 2000-E 4/12, Neighbourhood Association (Rukun Tetangga) 001, Community Asso-


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

ciation (Rukun Warga) 015, Pulo Gebang Village/ Suburb, Cakung Sub-District;--------------------

The holder of Resident's Identity Card number: 09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007);-------------------------------

-according to his statement in this matter acting as a Director of the Company;------------------

6. **Mr. ISHAK SUMARNO**, born in Jakarta, on the thirteenth of May, nineteen hundred and forty three (13-5-1943), privately employed person, Indonesian Citizen, residing in West Jakarta, Mangga Besar IV-E/5, Neighbourhood Association (Rukun Tetangga) 004, Community Association (Rukun Warga) 001, Tamansari Village/Suburb, Tamansari Sub-District;----------------------------------

   The holder of Resident's Identity Card number: 09.5203.130543.0018, which is valid until the thirteenth of May, two thousand and six (13-5-2006);--

   -according to his statement in this matter acting as a Director of the Company;------------

7. **Mr. AW TEE WOO**, born in Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951), privately employed person, Malaysian Citizen, currently being present in Jakarta;---


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

The holder of Malaysian Passport Number: A12103607, which is valid until the seventh of August, two thousand and seven (7-8-2007);------

-according to his statement in this matter acting as a Director of the Company;-------------------

8. **Mr. SOEHADIE TANSOL**, Master of Business Administration, born in Pontianak, on the second of May, nineteen hundred and fifty nine (2-5-1959), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk J.12/17, Neighbourhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;----------------------------------

   The holder of Resident's Identity Card number: 09.5208.020559.5511, which is valid until the second of May, two thousand and seven (2-5-2007);--

   -according to his statement in this matter acting as a Director of the Company;------------

II. The Members of the Board of Commissioners of the Company;---

1. **Mr. RADEN RACHMAD,** born in Demak, on the twelfth of April, nineteen hundred and thirty one (12-4-1931), privately employed person, Indonesian


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

Citizen, residing in West Jakarta, Jalan Kembangan Sakti II D9/7, Neighbourhood Association (Rukun Tetangga) 012, Community Association (Rukun Warga) 004, Kembangan Selatan Village/Suburb, Kembangan Sub-District;------------------------

The holder of Resident's Identity Card number: 3801.2564/120431083, which is valid for the duration of his life.---------------------------

-according to his statement in this matter acting as the President Commissioner of the Company.--

2. **Mr. LUKITO WINARTO,** born in Jakarta, on the twenty first of October, nineteen hundred and fifty nine (21-10-1959), privately employed person, Indonesian Citizen, residing in West Jakarta, Jalan Taman Daan Mogot III number 1A, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 001, Tanjung Duren Village/Suburb, Grogol Petamburan Sub-District;--------------------------------------

   The holder of Resident's Identity Card number: 09.5202.211059.0082, which is valid until the twenty first of October, two thousand and eight (21-10-2008).------------------------------------

   -according to his statement in this matter acting as a Commissioner of the Company;--------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

3. **Mr. WIMPIE WIRJA SURJA,** born in Sibolga, on the twenty ninth of August, nineteen hundred and forty six (29-8-1946), privately employed person, Indonesian Citizen, residing in West Jakarta, Green Garden Blk M-3/72, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;------

   The holder of Resident's Identity Card number: 09.5202.290846.0053, which is valid until the twenty ninth of August, two thousand and six (29-8-2006).------------------------------------

   -according to his statement in this matter acting as a Commissioner of the Company;--------

III. Shareholders of the Company:---------------------

1. **Mr. BAMBANG SUTEDJO,** born in Palu, on the sixteenth of November, nineteen hundred and thirty six (16-11-1936), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Petojo VIY IV/25A, Neighbourhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 006, Cideng Village/ Suburb, Gambir Sub-District;------------------

   The holder of Resident's Identity Card number: 09.5001.161136.0001, which is valid for the duration of his life;-------------------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

-according to his statement in this matter acting in his capacity as the President Director of PT Sari Dasa Karsa mentioned below, and as such representing the Board of Directors of and therefore for and on behalf of **PT SARI DASA KARSA** (a limited liability company), domiciled/ located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirteenth of September, nineteen hundred and eighty three (13-9-1983) number: 73, Supplement number 833, and the said Articles of Association had been amended several times, and the most recent amendment to the said Articles of Association were made by virtue of the deed number: 21, dated the fourteenth of December, two thousand and one (14-12-2001) and the same had obtained the approval and ratification from the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of his Decree Number: C-01570 HT.01.04.TH.2002, dated the twenty ninth of January, two thousand and two (29-1-2002), and the said company in this matter acting as the owner and the holder of 2,171,097,065 (two billion one hundred seventy one million ninety seven thousand sixty five) shares in the Company.--


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

2. Mr. **ALEXANDER TANDUN,** born in Padang, on the eighth of October, nineteen hundred and sixty six (8-10-1966), privately employed person, residing in West Jakarta, Green Ville AX number 15, Neighbourhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 014, Duri Kepa Village/Suburb, Kebon Jeruk Sub-District;--------------------------------------

-The holder of Resident's Identity Card number: 09.5205.081066.0424, which is valid until the eighth of October, two thousand and six (8-10-2006);--

-according to his statement in this matter acting by virtue of the privately drawn up Proxy, dated the twenty eighth of February, two thousand and five (28-2-2005), and the said Proxy is attached to the minutes of this deed, as a proxy of and therefore acting for and on behalf of **SSB INTERNATIONAL FINANCE CORPORATION**, a corporation duly incorporated and existing under the laws of United States of America, domiciled/located in Washington D.C., the said corporation in this matter as the owner and holder of 265,166,432 (two hundred sixty five million one hundred sixty six thousand four hundred thirty two) shares in the Company.---------------------------------------


AUTHORIZED AND SWORN
CERTIFIED
M. LUHUT SITORUS

3. **The GENERAL PUBLIC**, a total of 2,318,304,161 (two billion three hundred eighteen million three hundred four thousand one hundred sixty one) shares in the Company.-------------------------

IV. Invitee:--

1. Mr. **QUEK CHER TECK,** born in Singapore, on the twenty fourth of February, nineteen hundred and fifty five (24-2-1955), privately employed person, Singaporean Citizen, currently being present in Jakarta.--

   -The holder of the Singaporean Passport number: SD014461D, which is valid until the twenty ninth of September, two thousand and seven (29-9-2007);--

   -according to his statement in this matter present at the invitation of the Board of Directors of the Company.----------------------

2. Mr. **SINARTA,** born in Rengas Dengklok, on the fourteenth of September, nineteen hundred and sixty three (14-9-1963), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Ratu Indah, Block CCI/18, Neighbourhood Association (Rukun Tetangga) 005, Community Association (Rukun Warga) 011, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;


CERTIFIED, AUTHORIZED AND SWORN
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-The holder of Resident's Identity Card number: 09.5303.140963.0333, which is valid until the fourteenth of September, two thousand and five (14-09-2005);------------------------------------

-according to his statement in this matter acting as a Registered Public Accountant, representing the Registered Public Accountants Office of **"PRASETIO, SARWOKO & SANDJAJA"** who is present at the invitation of the Board of Directors of the Company.----------------------

-The Shareholder and/or their Proxies present in the Meeting as evidenced by the list of attendance dated this day which were signed by the shareholders and/or their proxies mentioned above and the same is attached to the minutes of this deed.---------------------------

-In accordance with the provisions contained in paragraph 1 of Article 22 of the Company's Articles of Association, the person appearing before me, **Mr. RADEN RACHMAD** mentioned above as the President Commissioner of the Company, by virtue of the privately drawn up of Letter of Appointment issued by the Board of Commissioners of the Company dated the eighteenth of March, two thousand and five (18-3-2005) Number: 05/KOM/006 and the original of which is attached to the minutes of this deed, acting as the Chairman of the Meeting.------------------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

-That before the commencement of the Meeting, **Mr. RADEN RACHMAD** mentioned above had shown the Register of Shareholders of the Company dated the tenth of March, two thousand and five (10-03-2005) to me, the Notary Public and he fully guaranteed that the owners/holders of shares as contained in the said Register of Shareholders of the Company are true and lawfully proved the ownership right to shares of the Company and according to his statement the shares owned by the shareholders who were present or represented in the Meeting are in accordance with the Register of Shareholders of the Company on the tenth of March, two thousand and five (10-03-2005) up to 16.00 (sixteen O'clock) Western Indonesia Time.---------

-Subsequently, the Chairman of Meeting opened the Meeting and informed the meeting as follows:--------------------

A. That in order to fulfill the provisions of paragraph 2 of Article 21 of the Company's Articles of Association, notifications had been served/sent by means of 2 (two) daily newspapers namely Media Indonesia Morning daily newspaper and Investor Daily both of which were published on the twenty eighth of February, two thousand and five (28-2-2005)---------

   -That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/sent by means of 2 (two) daily newspapers namely Media Indonesia Morning daily newspaper and Investor Daily


AUTHORIZED AND SWORN
CERTIFIED
M. LUHUT SITORUS

both of which were published on the fourteenth of March, two thousand and five (14-3-2005) which shall read as follows:-------------------------------------

---------- **PT BANK BUANA INDONESIA Tbk** -----------

---------------- **("THE COMPANY")** -----------------

-------------------- **NOTICE** --------------------

----- **ANNUAL GENERAL MEETING OF SHAREHOLDERS** -----

---------------------- **and** ----------------------

-- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** --

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Annual General Meeting of Shareholders and an Extra-ordinary General Meeting of Shareholders ("the Meeting") which shall be held on:------------------

Day/Date	:	Monday, March 28, 2005;--------
Time	:	10.00 Western Indonesia Time up to the end (closing);----------
Place	:	PT Bank Buana Indonesia Tbk. Jl. Wahid Hasyim No. 89 ------- Central Jakarta.---------------

A. Annual General Meeting of Shareholders (RUPST);-

1. Approval and ratification for Annual Report of the Company for the financial year ended on December 31, 2004 and the approval and ratification for the Company's Annual Account for the financial year ended on December 31, 2004 and the granting of full release/


CERTIFIED, AUTHORIZED AND SWORN
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discharge (acquit et decharge) to the Board of Commissioners and the Board of Directors for their management and supervision they took during the 2004 financial year;-------

2. Stipulation on the use of the Company's Net Profits for the financial year ended on the December 31, 2004.-------------------------

3. Appointment of Registered Public Accountants who will audit the Company's Financial Report for the 2005 financial year and stipulation of remuneration and other requirements for the appointment.---------------------------

4. Dismissal and appointment of the members of the Board of Commissioners of the Company.-

5. Stipulation on salary and allowances for the members of the Board of Commissioners and the members of the Board of Directors of the Company;---------------------------

B. Extraordinary General Meeting of Shareholders (RUPSLB);--------------------------------------

1. Distribution of Bonus Shares and Dividend Shares originating from capitalization:----

   A. Balance of Shares Agio ----------------

   B. Retained Earnings ----------------------


CERTIFIED, AUTHORIZED AND SWORN
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2. Addition to the Capital Without Preemptive Right to Shares through Management Stock Option Program (MSOP).---------------------

Notes:--

1. In accordance with paragraph 3 of article 21 of the Company's Articles of Association, the Company does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.--------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, both the Company's shares in the form of warrant or shares in the collective safekeeping on March 10, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investors particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.-------

3. The Shareholders who are not able to attend the meeting, may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.----------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as proxies in the Meeting, however, the votes they cast in the Meeting as proxy shall not be counted in the casting of votes.------------------------------

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, by contacting Corporate Secretary and Legal Bureau, Bank Buana Harmoni Building, 4th Floor, Jl. Gajah Mada No. 1A, Central Jakarta 10130, (Telephone (021) 6330585 ext 3401/3403 or at the Company's Stock Administration Bureau of PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No.18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.--

6. For the Shareholders, who are represented by his/her Proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card


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("KTP") which is still valid or photocopies of other identity cards to the Registration Officer before entering the Meeting room, and the Shareholders in the form of legal entities is obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship representing the said legal entity/ body.--

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are honorably requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.------

------------------ Jakarta, March 14, 2005 -------

--------------- **PT BANK BUANA INDONESIA Tbk.** -----

------------------ **The Board of Directors** --------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of this deed.----------

B. -That in accordance with the Register of Shareholders of the Company on the tenth of March, two thousand and five (10-03-2005), the total of the Company's issued shares are 4,988,112,000 (four billion nine hundred eighty eight million one hundred twelve thousand) shares, each share having


CERTIFIED, AUTHORIZED AND SWORN
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a nominal value of Rp 250.00 (two hundred fifty rupiahs);--

C. That a total of 4,754,567,658 (four billion seven hundred fifty four million five hundred sixty seven thousand six hundred fifty eight) shares or approximately 95.32% (ninety five point thirty two percent) of the total shares which had been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful decisions.-----------------------------------

-That the items on the agenda of the Meeting are as follows:---

1. Approval and ratification for Annual Report of the Company for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) and the approval and ratification for the Company's Annual Account for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) and the granting of full release/discharge (acquit et decharge) to the Board of Commissioners and the Board of Directors for their management and supervision they carried out during the 2004 (two thousand and four) financial year;-----------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

2. Stipulation on the use of the Company's Net Profits for the financial year ended on the thirty first of December, two thousand and four (31-12-2004).-----

3. Appointment of Registered Public Accountants who will audit the Company's Financial Report for the 2005 (two thousand and five) financial year and stipulation of remuneration and other requirements for the appointment.-------------------------------

4. Dismissal and appointment of the members of the Board of Commissioners of the Company.-------------

5. Stipulation on salary and allowances for the members of the Board of Commissioners and the members of the Board of Directors of the Company;-------------

-Subsequently, the Chairman of the Meeting starts to discuss **the first item on the agenda** of this Meeting,---

i.e. Approval and ratification for Annual Report of the Company for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) and the approval and ratification for the Company's Annual Account for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) and the granting of full release/discharge (acquit et decharge) to the Board of Commissioners and the Board of Directors for their management and


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supervision they took during the 2004 (two thousand and four) financial year;----------

-The Chairman of the Meeting subsequently inform the Meeting of the following matters:-----------------------

Before entering the Meeting room, the Company has distributed to the shareholders, the Company's Annual Report for 2004 (two thousand and four) financial year containing the Company's performance during 2004 (two thousand and four). The Annual Report has contained the Company's Financial Report for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) and 2003 (two thousand and three) which has been audited by the Registered Public Accountants Office of Prasetio, Sarwoko & Sandjaja as contained in his Report Number: RPC-3351 dated the twenty first of February, two thousand and five (21-02-2005) with the Unqualified Opinion (reasonable without exception).-----------------

-In order to fulfill the provisions of paragraph 2 of Article 17 of the Company's Articles of Association, the Company's Annual Report mentioned above had been prepared/compiled by the Board of Directors and signed by all members of the Board of Directors and the Board of Commissioners. Similarly in accordance with the provisions of the Bank Indonesia Regulations Number: 3/22/PBI dated the thirteenth of December, two thousand and one (13-12-2001) and Circular Letter of Bank Indonesia Number: 3/30/DASP dated the fourteenth of


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December, two thousand and one (14-12-2001) and Number: 3/31/DPNP dated the fourteenth of December, two thousand and one (14-12-2001) in conjunction with the Regulations of the Capital Market Supervisory Board (Bapepam) Number: X.K.2, Attachment to the Written Decision of the Chairman of Capital Market Supervisory Board Number: Kep-36/PM/2003 dated the thirtieth of September, two thousand and three (30-9-2003), financial information from the Financial Report mentioned above have also been announced in 2 (two) daily newspaper namely Media Indonesia Morning Daily Newspaper and Investor Daily both of which were published on the ninth of March, two thousand and five (9-03-2005).-------------------------

-That the outcome of audit of the Registered Public Accountants on the Company's Annual Account has been studied by the Company's Audit Committee consisting of:

* Mr. Wimpie Wirja Surja : as the Chairman;-------
* Mr. Theodorus Lufti : as a member;-----------
* Mr. Hendra Tedjajana : as a member;-----------

-Afterward the Chairman of the Meeting welcomes Mr. Jimmy Kurniawan Laihad as the President Director of the Company and together with other members of the Board of Directors to present the description on basic matters of the Company's Annual Report regarding the position and the statement or progress of the Company, and the results that had been achieved by the Company during


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2004 (two thousand and four) financial year and proposal on the First Item on the Agenda of the Meeting;--------

-Subsequently Mr. JIMMY HENRICUS KURNIAWAN LAIHAD as the President Director of the Company presents the Annual Report of the Board of Directors and summary of Balance Sheets and Profit-Loss Account of the Company for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) and the comparison with Balance Sheets and Profit-Loss Account of the Company for the financial year ended on the thirty first of December, two thousand and three (31-12-2003), followed by presentation of slides, the photocopies of which are as contained in the attachment to the minutes of this deed, as follows:-------------------------------

The target of the customers' business segment financed by the Company since the initial inception is the small-scale and middle-scale business with the focus on the business activities of retailers, trading, distribution and producers of materials and goods of basic needs of the community and households. The hard work which has been performed by the Management and all levels of employees of the Company in 2004 (two thousand and four), has produced sustainable profits acquisition.---------

INCOME FROM PROFITS ------------------------------

-During 2004 (two thousand and four) the Company earned net profits of Rp 283.58 billion (two


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TRANSLATOR

hundred eighty three point fifty eight billion rupiahs) after being deducted by income tax of Rp 129.16 billion (one hundred twenty nine point sixteen billion rupiahs). This net profits increase by Rp 61,73 billion (sixty one point seventy three billion rupiahs) or 27.83% (twenty seven point eighty three percent) if compared to the net profits of 2003 (two thousand and three) i.e. Rp 221.85 billion (two hundred twenty one point eighty five billion rupiahs).----------------------------------

The increase in net interest earning in line with the increase in granting of credit by the Company is in line with the Company policy to maximize its intermediation function.---------------------------

As in the previous year, Capitalization Value of Company Shares also increase amounting to 50.36% (fifty point thirty six percent) from Rp 2.74 trillion (two point seventy four trillion) at the end of 2003 (two thousand three) to Rp 4.12 trillion (four point twelve trillion) on the thirty first of December, two thousand and four (31-12-2004).------

-The income from interest amounting to Rp 1,497.96 billion (one trillion four hundred ninety seven point ninety six billion rupiahs) in 2004 (two thousand and four) or decreases by Rp 61.26 billion (sixty one point twenty six billion rupiahs) compared with Rp 1,559.22 billion (one trillion five


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hundred fifty nine point twenty two billion rupiahs) in 2003 (two thousand and three). Similarly, the interest expense decreases by Rp 249.69 billion (two hundred forty nine point sixty nine billion rupiahs) from Rp 873.27 billion (eight hundred seventy three point twenty seven billion rupiahs) in 2003 (two thousand and three) to Rp 623.58 billion (six hundred twenty three point fifty eight billion rupiahs) in 2004 (two thousand and four). The decrease in the income from interest and interest expense/charge is caused by the decrease in SBI interest rate during 2004 (two thousand and four).-

-Net income from interest increases by Rp 188.43 billion (one hundred eighty eight point forty three billion rupiahs) namely from Rp 685.95 billion (six hundred eighty five point ninety five billion rupiahs) in 2003 (two thousand and three) to Rp 874.38 billion (eight hundred seventy four point thirty eight billion rupiahs) in 2004 (two thousand and four). This increase is caused by the following:---

A decrease in income from interest amounting to Rp 61.26 billion (sixty one point twenty six billion rupiahs) lower than a decrease in the interest expense amounting to Rp 249.69 billion (two hundred forty nine point sixty nine billion rupiahs).---------------


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TRANSLATOR

The contribution of income from credit interest to the total income from interest keeps increasing in line with the increase in credit distribution of Composition of Deposits to the total funds of the third party keeps decreasing.--------------------

Other operating incomes in 2004 (two thousand and four) amounting to Rp 86.97 billion (eighty six point ninety seven billion rupiahs) decreases by Rp 2.93 billion (two point ninety three billion rupiahs) or 3.26% (three point twenty six percent) from Rp 89.90 billion (eighty nine point ninety billion rupiahs) in 2003 (two thousand and three). This decrease is particularly caused by a decrease in net profits of change of fair stock value traded amounting to Rp 9.22 billion (nine point twenty two billion rupiahs). Furthermore, a decrease in net profits of securities/stock sold and due amounting to Rp 0.76 billion (zero point seventy six billion rupiahs) as well as a decrease in profit of foreign currency transaction totaling Rp 1.77 billion (one point seventy seven billion rupiahs). Meanwhile, other operating income increases by Rp 8.51 billion (eight point fifty one billion rupiahs).-----------

-Other operating expenses in 2004 (two thousand and four) amounting to Rp 551.62 billion (five hundred fifty one point sixty two billion rupiahs), increases


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by Rp 91.96 billion (ninety one point ninety six billion rupiahs) compared with that of 2003 (two thousand and one) namely amounting to Rp 459.66 billion (four hundred fifty nine point sixty six billion rupiahs). This increase is due to the increase in the personnel expenses of Rp 22.50 billion (twenty two point fifty billion rupiahs), general and administrative expenses of Rp 47.01 billion (forty seven point one billion rupiahs).---

Another increase in operating expenses during 2004 (two thousand and four) in general is caused by an increase in purchasing of goods and office equipment in line with the expansion of office network.------

TOTAL ASSETS ------------------------------------

The total assets increases by Rp 2,018.56 billion (two trillion eighteen point fifty six billion rupiahs) i.e. from Rp 14,335.12 billion (fourteen trillion three hundred thirty five point twelve billion rupiahs) per thirty first of December, two thousand and three (31-12-2003) to Rp 16,353.68 billion (sixteen trillion three hundred fifty three point sixty eight billion rupiahs) per thirty first of December, two thousand and four (31-12-2004).---

The increase of this total assets particularly originates from an increase in credit provided totaling Rp 2,520.73 billion (two trillion five


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hundred twenty point seventy three billion rupiahs), while the placement in other banks decreases by Rp 109.55 billion (one hundred nine point fifty five billion rupiahs). A decrease in the Placement in Other Banks and securities intentionally is carried out in order to be able to increase the more productive assets.-----------------------------------

INVESTMENT OF FUNDS ------------------------------

-The investment of funds at the end of 2004 (two thousand and four) in the productive assets reach Rp 14,939.90 billion (fourteen trillion nine hundred thirty nine point ninety billion rupiahs) or 91.35% (ninety one point thirty five percent) of the total assets. All productive assets of the Company generate interest income with commercial interest rate. As shown in the slide, namely slide 17 (COMPOSITION OF PRODUCTIVE ASSETS AND INTEREST) which shall constitute an attachment to this deed.-

SOURCE OF FUNDING --------------------------------

-The funds from a third party in the Company in 2004 (two thousand and four) amounting to Rp 13,420.17 billion (thirteen trillion four hundred twenty point seventeen billion rupiahs) increases by Rp 1,115.45 billion (one trillion one hundred fifteen point forty five billion rupiahs) compared to that of 2003 (two thousand and three) amounting to Rp 12,304.72


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billion (twelve trillion three hundred four point seventy two billion rupiahs). The increase is dominated by an increase in Giro and Savings, which is basically low funds compared to Deposits. As shown in the slide, namely slide 18 (TOTAL FUNDS OF THE THIRD PARTY), which shall constitute an attachment to this deed.---------------------------------------
The composition of source of funding which has low interest of Giro and Savings can still be maintained toward the total funds of a third party. At the end of 2004 (two thousand and four) the funds of Giro and Savings shall constitute 62.12% (sixty two point twelve percent) of the total funds of the third party and the Deposits shall amount to 37.88% (thirty seven point eighty eight percent) of the total funds of the third party.--------------------

The Composition of Funds of the Third Party and Interest is shown in Slide-19, which shall constitute an attachment to this deed.-----------------------

With the composition of funding sources as shown in the slide-19, the Company can decrease the credit interest rate to be adjusted to the decrease in SBI interest rate taking place during 2004 (two thousand and four). This policy has managed to maintain customers (quality borrowers) and increases the total customers as reflected from the increase in the realization of the credit distribution.------------


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EQUITY ---

-The equity increases by 12.99% (twelve point ninety nine percent) i.e. from Rp 1,683.30 billion (one trillion six hundred eighty three point thirty billion rupiahs) at the end of 2003 (two thousand and three) to Rp 1,901.90 billion (one trillion nine hundred one point ninety billion rupiahs) at the end of December 2004 (two thousand and four). This increase among others originates from the net profits acquisition in 2004 (two thousand and four) amounting to Rp 283.58 billion (two hundred eighty three point fifty eight billion rupiahs). ----------

Total Equity is shown in slide-20, which shall constitute an attachment to this deed. With this total Equity, the Company's Adequacy Ratio (CAR) of 2004 (two thousand and four) become 22.12% (twenty two point twelve percent) or 14.12% (fourteen point twelve percent) above 8% (eight percent) of the Bank Indonesia's minimum provision.---------------------

Subsequently **Mr. JIMMY HENRICUS KURNIAWAN LAIHAD** welcomes **Mr. PARDI KENDY** as a Director of the Company to present the Company's business and financial performance.------

-**Mr. PARDI KENDY** as a Director of the Company presents the Company's business and financial performance, as follows:---


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DISTRIBUTION OF CREDIT ---------------------------

The Credit which has been provided by the Company up to the end of 2004 (two thousand and four) amounting to Rp 7,857.07 billion (seven trillion eight hundred fifty seven point seven billion rupiahs) increases by Rp 2,520.73 billion (two trillion five hundred twenty point seventy three billion rupiahs) compared to Rp 5,336.34 billion (five trillion three hundred thirty six point thirty four billion rupiahs) at the end of 2003 (two thousand and three).------------------------------

-Strategic market share of the Company's credit distribution is the small-scale and middle-scale business with the focus on business activity of retailers, trade, distribution and producer of materials and goods of basic needs/necessity of the community and household.---------------------------

The value of credit of the Company up to Rp 2.5 billion (two point five billion rupiahs) reaches Rp 5,027.13 billion (five trillion seventy seven point thirteen billion rupiahs) or 63.98% (sixty three point ninety eight percent) of the total credit distributed at the end of 2004 (two thousand and four). The distribution of scale credit up to Rp 2.5 billion (two point five billion rupiahs) has been maintained so far consistently by the Company.-----


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TRANSLATOR

The said distribution of scale credit is shown in slide-22, which shall constitute an attachment to this deed.--

-In 2004 (two thousand and four), Non Performance Loan (NPL) is recorded at Rp 126.15 billion (one hundred twenty six point fifteen billion rupiahs) or shall constitute 1.61% (one point sixty one percent) of the total credit provided. This amount slightly increases compared to that of 2003 (two thousand and three) which is recorded to the amount of Rp 45.84 billion (forty five point eighty four billion rupiahs) or 0.86% (zero point eighty six percent) of the total credit provided.------------

The Distribution based on Economic Sector is shown in slide-21, which shall constitute an attachment to this deed.--------------------------------------

The Office Network and Service is shown in slide-23, which shall constitute an attachment to this deed.--

-The distribution of office network and Automatic Teller Machine (ATM) respectively 184 (one hundred eighty four) offices and 104 (one hundred four) ATM scattered in 18 (eighteen) Provinces in Indonesia with the sites in the center of trade activity. The Company's ATM had also been linked with ALTO network, so it enables the customer of the Company


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to carry out transaction in about 3,000 (three thousand) ATM with the logo of ALTO.---------------

-In 2004 (two thousand and four), the Company has carried out corporate activities for capital restructuring is the issuance of Subordinated Bond I of Bank Buana Indonesia in 2004 (two thousand and four) amounting to Rp 300,000,000,000.- three hundred billion rupiahs) exactly in July 2004 (two thousand and four).--

The Corporation Activities in 2004 (two thousand and four) is shown in slide-24, which shall constitute an attachment to this deed.------------------------

-Financial performance on Return Of Assets (ROA) increases from 2.31% (two point thirty one percent) in 2003 (two thousand and three) to 2.66% (two point sixty six percent) in 2004 (two thousand and four). Return On Equity (ROE) in 2003 (two thousand and three) increases from 17.00% (seventeen point zero zero percent) to 17.75% (seventeen point seventy five percent) in 2004 (two thousand and four). The increase in ROA and ROE is in line with an increase in net profits of the Company.---------------------

In 2004 (two thousand and four) the business growth, namely LDR increases to 58.55% (fifty eight point fifty five percent) from 43.37% (forty three point thirty seven percent) in 2003 (two thousand and


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three). The level of solvency can still be maintained at CAR 22.12% (twenty two point twelve percent) or 14.12% (fourteen point twelve percent) above the Bank Indonesia minimum provisions. In 2004 (two thousand and four) NPL increases to 1.61% (one point sixty one percent) from 0.86% (zero point eighty six percent) in 2003 (two thousand and three).---------

The Financial Ratio is shown in slide-25, which shall constitute an attachment to this deed.-------

-The sustainable success achieved by the Company so far is in line with the principles of prudential banking consistently carried out in each strategy and step taken by the Company in achieving business target and customer's support as well as hard work of all levels of the Company's employees so far.---

This also makes UOB International Investment Private Ltd, a subsidiary of UOB Bank Ltd, Singapore, the second biggest bank in Singapore interested in becoming the Shareholder of the Company through divestment carried out by the Majority Shareholders, PT Sari Dasa Karsa.------------------------------

Together with International Finance Corporation (IFC) and UOB will assist to become the Bank which is developed through various types of education and training both inside and outside the country.------

With the improvement in education and training, Bank Buana is expected to be able to compete with


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TRANSLATOR

other General Banks and become a leader in the service system in accordance with international standard and this matter is expected to increase value added for the stakeholders.-----------------

The Company makes continuous efforts to improve the quality and speed of service for customers by providing technology-based type of service. The Buana Mobile Banking enables customers to carry out transactions and access their accounts 7 (seven) days a week, 24 (twenty four) hours a day, at whatever time, although the customers are in foreign countries. Similarly, Buana Visa Electron enables customers to withdraw their funds, in the form of cash in thousands of ATM with the logo of VISA Plus as well as the customers can shop in millions of merchant all over the world. Similarly, Buana Visa Credit Card meets customers' need for banking transactions. While from the aspect of protection for depositors, the Company has included the participation of all depositors of Productive Buana Savings with insurance from AIU Insurance and Buana Independent Insurance. The Company has realized all insurances claims for a number of the Company's customers in several offices of the Company.-------


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TRANSLATOR

-The use of funds originating from Public Offering until the end of 2004 (two thousand and four) has been reported to Capital Market Supervisory Board

(Bapepam) by means of the letter Number: 05/DIR/036 dated the twelfth of January, two thousand and five (12-1-2005) and the letter Number: 05/DIR/086 dated the eleventh of February, two thousand and five (12-2-2005) with the following breakdown:----------

1. The funds originating from Limited Public Offering I of 2002 (two thousand and two) amounting to Rp 122.09 billion (one hundred twenty two point zero nine billion rupiahs) has been fully used in accordance with the Statement of the Board of Directors of the Company to the Capital Market Supervisory Board (Bapepam) Number: 04/DIR/658 dated the eighth of June, two thousand and four (8-6-2004).------------------

2. The funds originating from Limited Public Offering II of 2003 (two thousand and three) after being deducted by cost of issue are amounting to Rp 260.24 billion (two hundred sixty point twenty four billion rupiahs) and the remaining funds until the thirty first of December, two thousand and four (31-12-2004) are amounting to Rp 2,188.36 million (two billion one hundred eighty eight point thirty six million rupiahs) that is the remaining allocation for development of technology. The remaining of such funds is deposited in the form of Government Securities namely Certificate of Bank Indonesia.


AUTHORIZED AND SWORN
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CERTIFIED
TRANSLATOR

3. The funds originating from Subordinated Bond I of Bank Buana Indonesia of 2004 (two thousand and four) after being deducted by cost of issue are amounting to Rp 294.15 billion (two hundred ninety four point fifteen billion rupiahs) has been fully used in accordance with the Statement of the Board of Directors of the Company to the Capital Market Supervisory Board (Bapepam) Number: 04/DIR/1181 dated the twelfth of October, two thousand and four (12-10-2004).---

That is all about the Annual Report and brief explanation on the Balance Sheets as well as the report on the development of results of finance of the Company and the steps which have been taken by the Company during 2004 (two thousand and four) and the profits-loss account for 2004 (two thousand and four) as well as the comparison with 2003 (two thousand and three).---------------------

-Furthermore, **Mr. PARDI KENDY** requests again **Mr. JIMMY HENDRICUS KURNIAWAN LAIHAD** to present the proposal on the decision of the first item on the agenda of the Meeting.---

-Subsequently on Annual Report and brief explanation on the Balance Sheets as well as the report on the development of result of finance of the Company and the steps which have been taken by the Company during 2004 (two thousand and four) and the Profits-Loss Account for


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TRANSLATOR

2004 (two thousand and four) as well as the comparison with 2003 (two thousand and three) have just been presented, and thereby **Mr. JIMMY HENRICUS KURNIAWAN LAIHAD** presents the proposal to the Meeting to approve the first item on the agenda of the Meeting i.e.:-----------

1. To accept in good faith and to approve the Annual Report of the Board of Directors of the Company for the financial year ended on the thirty first of December, two thousand and four (31-12-2004);------
2. To approve and ratify the Annual Account as contained in the Financial Report for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) which has been audited by the Registered Public Accountants Office of Prasetio, Sarwoko & Sandjaja by the report Number: RPC-3351 dated the twenty first of February, two thousand and five (21-2-2005) with the Unqualified Opinion (reasonable without exception).------------
3. To grant full release/discharge (acquit et decharge) to the members of the Board of Directors for their management and to the members of the Board of Commissioners for their supervision they carried out during 2004 (two thousand and four) financial year, as long as the said activities dealt with in the said Annual Report and Annual Account of the Company for 2004 (two thousand and four) financial year;---


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TRANSLATOR

-After **Mr. JIMMY HENRICUS KURNIAWAN LAIHAD** presents the proposal on the decision of the first item on the agenda of the Meeting, the Meeting agenda is handed over to the Chairman of the Meeting to continue the Meeting.--------

The Chairman of the Meeting continues by giving opportunity to the shareholders and/or their proxies to raise questions on the first item on the agenda of the Meeting;--

-Since there were no question from the shareholders and/ or proxies of shareholders, the Chairman of the Meeting proposes in order that the Meeting approves the first item on the agenda of the meeting based on deliberation or discussion leading to mutual agreement as they have been presented.---------------------------------------

-Since there are shareholders and/or proxies of share-holders who issue/produce blank votes (abstain) on the proposal for decision proposed, i.e. a total of 265,166,432 (two hundred sixty five million one hundred sixty six thousand four hundred thirty two) shares or about 5.58% (five point fifty eight percent) of the total shares present in the Meeting, therefore the Meeting based on the majority votes of 4,489,401,226 (four billion four hundred eighty nine million four hundred one thousand two hundred twenty six) shares or about 94.42% (ninety four point forty two percent) of the total shares present in the Meeting decides as follows:-


AUTHORIZED AND SWORN
M. LUHUT SITORUS
CERTIFIED

1. To accept in good faith and to approve the Annual Report of the Board of Directors of the Company for the financial year ended on the thirty first of December, two thousand and four (31-12-2004).--

2. To approve and ratify the Annual Account as contained in the Financial Report for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) which has been audited by the Registered Public Accountants Office of Prasetio, Sarwoko & Sandjaja with the report Number: RPC-3351 dated the twenty first of February, two thousand and five (21-2-2005) with the Unqualified Opinion (reasonable without exception).--------------------

3. To grant full release/discharge (acquit et decharge) to the members of the Board of Directors for their management and to the members of the Board of Commissioners for their supervision they carried out during 2004 (two thousand and four) financial year, as long as the said activities are dealt with in the said Annual Report and Annual Account of the Company for 2004 (two thousand and four) financial year;----

The second item on the agenda of the Meeting, namely the stipulation on the use of the Company's net profits for the financial year ended on the thirty first of December, two thousand and four (31-12-2004);------------------------


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TRANSLATOR

-The Chairman of the Meeting subsequently inform the Meeting of the following matters:------------------------

-During the 2004 (two thousand and four) financial year which ended on the thirty first of December, two thousand and four (31-12-2004), the Company books net profits of Rp 283,574,673,335.- (two hundred eighty three billion five hundred seventy four million six hundred seventy three thousand three hundred thirty five rupiahs) as evidenced by the Financial Report of the Company which have been audited by the Registered Public Accountants Office of Prasetio, Sarwoko & Sandjaja Number: RPC-3351 dated twenty first of February, two thousand and five (21-2-2005) which has just been approved by the Meeting.

-The Chairman of the Meeting then welcomes **Mr. SAFRULLAH HADI SALEH** as a Director of the Company to explain the proposal on the use of the Company's net profits for the financial year ended on the thirty first of December, two thousand and four (31-12-2004);---------------------

-**Mr. SAFRULLAH HADI SALEH** as a Director of the Company presents the following matters:-------------------------

-Before presenting the proposal on the use of net profits earned by the Company during the 2004 (two thousand and four) financial year, the matters relating to the use of the Company's net profits are presented in the first instance, as follows:-------------------------


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TRANSLATOR

(a) In accordance with the provisions of article 61 of Law on Limited Liability Companies and article 25 of the Company's Articles of Association, the Company shall be obliged to allocate a certain amount of net profits for compulsory reserve funds;----------

(b) In the Prospectus which has been issued by the Company in the Initial Public Offering of the Company's Shares in 2000 (two thousand) and in the Prospectus in the Limited Public Offering I in 2002 (two thousand and two) as well as Prospectus in the Limited Public Offering II in 2003 (two thousand and three) on the Dividend Policy, the following matters are mentioned: (i) from the Company's net profit after tax up to Rp 100 billion (one hundred billion rupiahs) will be proposed to be distributed in the form of cash dividend of 25% (twenty five percent), and (ii) from the net profits after tax above Rp 100 billion (one hundred billion rupiahs) will be proposed to be distributed in the form of cash dividend of 30% (thirty percent);-----------------

(c) Based on the provisions of article 15 point c of the Decree of the Minister of Finance of the Republic of Indonesia Number: 179/KMK.017/2000 dated the twenty sixth of May, two thousand (26-5-2000) (hereinafter shall be referred to as "the Decree of the Minister of Finance 179") it is stated that the Bank Participating in the Guaranteeing Program of


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TRANSLATOR

the Government, in this matter it also includes the Company, shall be obliged to request it shareholders to approve or not the distribution of dividend to the shareholders during the period of the Guaranteeing Program or as long as the obligation of the Participating Bank to the Government in the framework of the Guaranteeing Program has not been fully paid;--

(d) The obligation to the Government as intended in the Decree of the Minister of Finance 179 is the obligation of the participating bank both in the framework of Banking Restructuring Program based on Article 37A of Law number 10 of 1998 (nineteen hundred and ninety eight) and the obligation involving the Government Guaranteeing Program and payment claim of Bank Indonesia to the bank with the payment claim of which has been transferred to the Government;--

(e) That the Company does not have the obligation to the Government within the framework of Banking Restructuring Program, because the Company does not participate in the Recapitalization Program, and it also does not have the obligation to the Government, which has not been fully paid in the framework of Guaranteeing Program.------------------------------

(f) Furthermore, Article II of the Decree of the Minister of Finance of the Republic of Indonesia Number: 84/KMK.06/2004 dated the twenty seventh of


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TRANSLATOR

February, two thousand and four (27-9-2004) on the Amendment to the Decree of the Minister of Finance Number: 179/KMK.017/2000 on the Requirements, Procedures and Provisions on the Implementation of the Government Guarantee for the Obligation to Pay of the General Bank (hereinafter shall be referred to as "the Decree of Minister of Finance"), emphasizes that the mention of Indonesian Bank Restructuring Agency (IBRA) in the Decree of the Minister of Finance 179 along with the manual for the implementation thereof is changed into the Government Guaranteeing Implementing Unit ("UP3").-

(g) Based on Article 9 of the Decree of the Minister of Finance of the Republic of Indonesia Number: 85/ KMK.06/2004 dated the twenty seventh of February, two thousand and four (27-2-2004) regarding the Establishment, Status, Organization and Procedure of the Implementing Unit for Government Guarantee for the Payment Obligation of General Bank (hereinafter shall be referred to as "Decree of the Minister of Finance 85"), it is stated that one of the duties of the Guaranteeing Administration Division of UP3 is to process the approval or rejection for distribution of dividends.------------------------------


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TRANSLATOR

(h) With the net profits acquisition after tax totaling Rp 283,574,673,335.- (two hundred eighty three billion five hundred seventy four million six hundred

seventy three thousand three hundred thirty five rupiahs) as contained in the Financial Report of the Company for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) which has just been approved and legalized by the Meeting, enables the Company to distributes cash dividends to the Shareholders. For distribution of the dividends, the Company has submitted a request to the competent authorities and approval (from the authorities) is expected to be able to be acquired in the near future.--------------------------------

(i) That based on the provisions of paragraph (1.a) of article 23 of Law Number: 17 of 2001 regarding the Third Amendment to the Law Number: 7 of 1983 regarding Income Tax, the dividend distributed is obliged to be deducted with tax by the party which is obliged to pay with the tariff in accordance with the existing provisions;--------------------

That is all about the explanation on the matters relating to the use of the Company's net profits;----------------

-Without prejudice to the rights of the shareholders to otherwise decide, the Board of Directors of the Company propose to the shareholders to approve the use of net profits for 2004 (two thousand and four) financial year as follows:---


CERTIFIED, AUTHORIZED AND SWORN
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TRANSLATOR

1. A sum of Rp 2,500,000,000.00 (two billion five hundred million rupiahs) booked as reserve funds to

fulfill the provisions of Article 61 of the Law on Limited Liability Companies and Article 25 of the Company's Articles of Association.-----------------

2. With due observance of the existing provisions, the Company distributes in the form of Cash Dividend totaling Rp 85,097,190,720.00 (eighty five billion ninety seven million one hundred ninety thousand seven hundred twenty rupiahs) from the total amount of the Company's net profits after tax or about 30% (thirty percent) of the total net profits for 2004 (two thousand and four) financial year proportionally in accordance with total shares owned, in which 1 (one) share shall have the right to receive cash dividend of Rp. 17.06 (seventeen point six rupiahs), and with the provisions of time schedule in connection with the distribution of Dividends for 2004 (two thousand and four) can only be determined after obtaining the approval from the Government Guaranteeing Implementing Unit ("UP3") in accordance with the existing provisions.---------------------

3. Whereas the remainder of Rp 195,977,482,615.- (one hundred ninety five billion nine hundred seventy seven million four hundred eighty two thousand six hundred fifteen rupiahs) shall be booked as Retained Profits;--


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

4. As have been announced in the notice of the Extra-ordinary General Meeting of Shareholders (RUPSLB),

one of the item on the agenda of the Meeting is the distribution of bonus shares and share dividend. If such item on the agenda of the said Meeting is approved in the RUPSLB, the income tax which must be withheld (deducted) by the Company relating to the bonus shares and share dividend which will be proposed to be distributed in the RUPSLB which will be held after this Meeting is closed, the following matters are proposed:------------------------------

a. To approve the granting of authority to the Board of Directors to withhold part of cash dividend, which will be received by the shareholders to pay income tax, which will be imposed to the cash dividend, bonus shares, and share dividend, which shall constitute the obligations of the shareholders, with the rate in accordance with the existing provisions on taxation.-----------

b. To approve the implementation of cash dividend payment after being withheld by income tax, which is made together with the distribution of bonus shares and share dividend to the share-holders.--------------------------------------

c. To grant power and authority to the Board of Directors of the Company to take all actions in implementing the payment of cash dividend mentioned above to the shareholders, including to determine and to announce the register of


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

shareholders who are entitled to receive cash dividend as well as the schedule for distribution of cash dividend in daily newspaper.----

-After **Mr. SAFRULLAH HADI SALEH** presents his explanation on the second item on the agenda of the Meeting, then the agenda of the Meeting is handed over to the Chairman of the Meeting to continue the Meeting.-----------------

The Chairman of the Meeting continues the Meeting by giving opportunities to the shareholders and/or proxy to raise questions on the second item on the agenda of the Meeting;---

Since there were no more questions, the Chairman of the Meeting propose in order that the Meeting approved the use of net profits of 2004 (two thousand and four) based on deliberation or discussion leading to mutual agreement, and to grant power and authority to the Board of Directors of the Company to take all actions in implementing the payment of cash dividend to the shareholders, including to determine and to announce the schedule for distribution of cash dividend in daily newspaper as earlier pointed out.--

-Since there are shareholders and/or proxies of shareholders who issues/produces blank votes (abstain) on the proposal for decision proposed, i.e. a total of 256,166,432 (two hundred fifty six million one hundred sixty six thousand four hundred thirty two) shares or


AUTHORIZED AND SWORN
M. LUHUT SITORUS
CERTIFIED,

about 5.58% (five point fifty eight percent) of the total shares present in the Meeting, therefore the Meeting with the majority votes of 4,489,401,226 (four billion four hundred eighty nine million four hundred one thousand two hundred twenty six) shares or about 94.42% (ninety four point forty two percent) of the total shares present in the Meeting decides as follows:-

To approve the stipulation on the use of the Company's net profit for the financial year ended on the thirty first of December, two thousand and four (31-12-2004) amounting to Rp 283,574,673,335.- (two hundred eighty three billion five hundred seventy four million six hundred seventy three thousand three hundred thirty five rupiahs) shall be used as follows:---------------------

1. A sum of Rp 2,500,000,000.00 (two billion five hundred million rupiahs) booked as reserve funds to fulfill the provisions of Article 61 of the Law on Limited Liability Companies and Article 25 of the Company's Articles of Association.----------------

2. With due observance of the existing provisions, the Company distributes in the form of Cash Dividend totaling Rp 85,097,190,720.00 (eighty five billion ninety seven million one hundred ninety thousand seven hundred twenty rupiahs) from the total amount of the Company's net profits after tax or about 30% (thirty percent) of the total net profits for 2004 (two thousand and four) financial year propor-


AUTHORIZED AND SWORN
M. LUHUT SITORUS

tionally in accordance with total shares owned, in which 1 (one) share shall have the right to receive cash dividend of Rp. 17.06 (seventeen point six rupiahs), and with the provisions of time schedule in connection with the distribution of Dividends for 2004 (two thousand and four) can only be determined after obtaining the approval from the Government Guaranteeing Implementing Unit ("UP3") in accordance with the existing provisions.--------

3. Whereas the remainder of Rp 195,977,482,615.- (one hundred ninety five billion nine hundred seventy seven million four hundred eighty two thousand six hundred fifteen rupiahs) shall be booked as Retained Profits;--

4. As have been announced in the notice of the Extra-ordinary General Meeting of Shareholders (RUPSLB), one of the item on the agenda of the Meeting is the distribution of bonus shares and share dividend. If such item on the agenda of the said Meeting is approved in the RUPSLB, the income tax which must be withheld (deducted) by the Company relating to the bonus shares and share dividend which will be proposed to be distributed in the RUPSLB which will be held after this Meeting is closed, the following matters are proposed:-----------------------------


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   a. To approve the granting of authority to the Board of Directors to withhold part of cash

dividend, which will be received by the shareholders to pay income tax, which will be imposed to the cash dividend, bonus shares, and share dividend, which shall constitute the obligations of the shareholders, with the rate in accordance with the existing provisions on taxation.------

b. To approve the implementation of cash dividend payment after being withheld by income tax, which is made together with the distribution of bonus shares and share dividend to the shareholders.--------------------------------------

c. To grant power and authority to the Board of Directors of the Company to take all actions in implementing the payment of cash dividend mentioned above to the shareholders, including to determine and to announce the register of shareholders who are entitled to receive cash dividend as well as the schedule for distribution of cash dividend in daily newspaper.----

The third item on the agenda of the Meeting, namely the Appointment of Registered Public Accountants who will audit the Company's Financial Report for 2005 (two thousand and five) financial year and the stipulation of honorarium and other requirements for the appointment.-----


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

-The Chairman of the Meeting presents the following matters:--

that in accordance with the provisions of paragraph (2.d) of article 19 of the Company's Articles of Association, which stipulates that in the Annual General Meeting of Shareholders, the appointment of Registered Public Accountants who will audit the Company's financial report shall be made;---

-In connection with the Decree of the Minister of Finance of the Republic of Indonesia Number: 423/KMK.06/2002 dated the thirtieth of September, two thousand and two (30-9-2002) in conjunction with the Decree of the Minister of Finance of the Republic of Indonesia Number: 359/KMK.06/2003 dated the twenty first of August, two thousand and three (21-8-2003) regarding Registered Public Accountants Service, paragraph 4 of Article 6 states "The provision of general audit service on financial report of an entity can be carried out by a Registered Public Accountants Office for a maximum period of 5 (five) years consecutively and by a Registered Public Accountant for a maximum period of 3 (three) financial years consecutively, as well as Regulations of Bank Indonesia Number: 3/22/PBI/2002 dated the thirteenth of December, two thousand and one (13-12-2001), Article 18 states that the appointment of Registered Public Accountant and Registered Public Accountants Office shall be carried out on the basis of work agreement.----


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-In connection with the provisions of the said Regulation, the Registered Public Accountants Office of **Prasetio, Sarwoko & Sandjaja** with the person responsible namely Mr. Doctorandus Imam Sarwoko, to audit the Company's Financial Report of 2004 (two thousand and four) is the second year. For that purpose, the Meeting is requested to approve and reappoint the Registered Public Accountants Office of Prasetio, Sarwoko & Sandjaja who will audit the Company's Financial Report for 2005 (two thousand and five) financial year as well as to grant authority to the Board of Directors of the Company to sign work agreement and to stipulate honorarium and other requirements for the said appointment.------------

-Subsequently the Chairman of the Meeting give opportunities to the shareholders and/or their proxies to raise questions on the third item on the agenda of the Meeting;

-Since there are no questions, the Chairman of the Meeting propose in order that the Meeting based on deliberation or discussion leading to mutual agreement approves to grant authority to the Board of Commissioners of the Company to reappoint a Registered Public Accountants Office, who will audit the Company's Financial Report for the 2005 (two thousand and five) financial year and to grant authority to the Board of Directors of the Company to sign work agreement and to stipulate remuneration and other requirements for the appointment.


CERTIFIED, AUTHORIZED AND SWORN
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TRANSLATOR

-Since there are shareholders and/or proxies of shareholders who issue/produce blanks votes (abstain) on the proposal for decision proposed, i.e. a total of 265,166,432 (two hundred sixty five million one hundred sixty six thousand four hundred thirty two) shares or about 5.58% (five point fifty eight percent) of the total shares present in the Meeting, therefore the Meeting based on majority votes of 4,489,401,226 (four billion four hundred eighty nine million four hundred one thousand two hundred twenty six) shares or about 94.42% (ninety four point forty two percent) of the total shares present in the Meeting decides as follows:--------------

To approve the reappointment of Registered Public Accountants Office of **Prasetio, Sarwoko & Sandjaja** who will audit the Company's Financial Report for 2005 (two thousand and five) financial year and to approve the granting of authority with the Board of Directors of the Company to sign work agreement and to stipulate remuneration and other requirements in connection with the said appointment.--------------

The fourth item on the agenda of the Meeting, namely the dismissal/discharge and appointment of the members of the Board of Commissioners of the Company.------------------------------------

-The Chairman of the Meeting presents the following matters:--


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Based on paragraph 4 of article 14 of the Company's Articles of Association and in accordance with the deed of Statement of Decision of Meeting Number 21, dated the nineteenth of July, two thousand and four (19-7-2004) which were drawn up before me, the Notary Public, the term of service of the members of the Board of Commissioners who hold the office at this point in time is up to the closing date of the Annual General Meeting of Shareholders held in the year of 2005 (two thousand and five). Therefore, all members of the Board of Commissioners who hold the office at this point in time this term of service will automatically be terminated/ ended on the closing date of this Meeting.--------------

-In connection with that matter, the Company has received input from UOB International Investment Private Limited on the twentieth of December, two thousand and four (20-12-2004) stating the nomination of Mr. Quek Cher Teck to be appointed as the Vice President Commissioner of the Company, in which the proposal for the appointment of the person concerned as the Vice President Commissioner of the Company has obtained the approval and ratification from the Bank Indonesia by means of the letter Number: 7/26/DGS/DPIP/Rahasia dated the eighteenth of March, two thousand and five (18-3-2005). For that purpose, Mr. Quek Cher Teck is requested to briefly stand.---------------


AUTHORIZED AND SWORN
M. LUHUT SITORUS
CERTIFIED

International Finance Corporation (IFC) in its letter dated the seventh of March, two thousand and five (7-3-

2005) addressed to the Main Shareholders of the Company, PT Sari Dasa Karsa has also proposed in order that Mr. Narayan B. Menon to be appointed as a member of the Board of Commissioners of the Company. It is also informed that the proposal for the appointment of Mr. Narayan B. Menon at this point in time is still in the process of submission to the Bank Indonesia by means of the Letter of the Company Number: 05/DIR/201 dated the twenty fourth of March, two thousand and five (24-3-2005).------------

-In connection with that matters, PT Sari Dasa Karsa by means of the letter Number: A20/SDK/III/2005 dated the ninth of March, two thousand and five (9-3-2005) addressed to the Company, PT Sari Dasa Karsa as the Main Shareholder of the Company with the shareholding of 43,53% (forty three point fifty three percent) of the Company's paid up capital, proposed the following names to be appointed as the members of the Board of Commissioners of the Company for the term of service from 2005 to 2007 (two thousand and five to two thousand and seven), namely:---

President Commissioner	: Mr. Raden Rachmad;-------
Vice President Commissioner	: Mr. Quek Cher Teck ------
Commissioner	: Mr. Lukito Winarto;------
Commissioner	: Mr. Wimpie Wirja Surja;--
Commissioner	: Mr. Narayan B. Menon.----

To be better acquainted with Mr. Quek Cher Teck and Mr. Narayan B. Menon, the Chairman of Meeting request to a member of the Board of Directors to read out the


AUTHORIZED AND SWORN
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Curriculum Vitae of the person concerned, who in this matter represented by Mr. Safrullah Hadi Saleh. The said Curriculum Vitae shall constitute an attachment to this Minutes of Meeting, and attached to the minutes of this deed, namely as follows:-------------------------------

Mr. NARAYAN B. MENON -----------------------------------

He has a degree of Master of Business from Asian Institute of Management. He starts his career with the Delhi Cloth as the General Mills Group from 1968-1973 (nineteen hundred and sixty eight to nineteen hundred and seventy three);---------------

-as Purchasing Officer. His career in Indonesia started from PT Bina Usaha Indonesia in 1975 (nineteen hundred and seventy five) as Corporate & Financial Consultant. General manager of PT Ficorinvest from 1977-1986 (nineteen hundred and seventy seven to nineteen hundred and eighty six);-

-Chief Executive of PT Konsultan Subhan Basuki, Associate Firm of Coopers & Lybrands from 1986-1990. President Director of PT Indover Sekuritas from 1990-1992 (nineteen hundred and ninety to nineteen hundred and ninety two).--------------------------

-President Director of PT Saseka Gelora Finance from 1992-1998 (nineteen hundred and ninety two to nineteen hundred and ninety eight). President


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TRANSLATOR

Director of PT Siddharta Consulting from 1998-2004 (nineteen hundred and ninety eight up to two thousand and four).---------------------------------------

Mr QUEK CHER TECK -------------------------------------

A Singaporean Citizen, born in Singapore on the twenty fourth of February, nineteen hundred and fifty five (24-2-1955). He has a degree of Bachelor of Business Administration from the University of Singapore. He has participated in various seminars and training both inside and outside the country. His career is started from United Overseas Bank Singapore commencing from 1979 (nineteen hundred and seventy nine) as the Officer. As the Branch Manager from 1982-1986 (nineteen hundred and eighty two to nineteen hundred and eighty six). Vice President from 1986-1991 (nineteen hundred and eighty six to nineteen hundred and ninety one). Chief Representative in Taipeh, Taiwan from 1992-1994 (nineteen hundred and ninety two up to nineteen hundred and ninety four). From 1994 (nineteen hundred and ninety four until this point in time acting as the Managing Director of UOB Venture management.---------------------------------------

-Mr. Law Hai Keong, Michael who is appointed as the Vice President Commissioner of the Company by virtue of the decision of the Extraordinary General Meeting of


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Shareholders which was held on the nineteenth of July, two thousand and four (19-7-2004), and then he has resigned from United Overseas Bank Group (UOB Group) and as a follow up his resignation the UOB International Investment private Ltd, by virtue of letter dated the twenty eighth of September, two thousand and four (28-9-2004), withdraw the nomination of the person concerned as the Vice President commissioner of the Company and the same has been reported to the Bank Indonesia by virtue of the letter Number: 04/DIR/1133 dated the twenty ninth of September, two thousand and four (29-9-2004).--

Therefore, the composition of the members of the Board of Commissioners of the Company for the term of service as from the closing date of this Meeting up to the closing date of the Annual General Meeting of Shareholders which will be held/convened in the year of 2007 (two thousand and seven) is as follows:-----------------

President Commissioner	: Mr. Raden Rachmad;-------
Vice President Commissioner	: Mr. Quek Cher Teck ------
Commissioner	: Mr. Lukito Winarto;------
Commissioner	: Mr. Wimpie Wirja Surja;--
Commissioner	: Mr. Narayan B. Menon.----

-Furthermore, the Chairman of the Meeting gives opportunity to the shareholders and/or their proxies to raise questions on the fourth item on the agenda of the Meeting;--


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-Since there are no questions, the Chairman of the Meeting propose in order that the Meeting based on deliberation or discussion leading to mutual agreement approves the followings:--------------------------------

1. To appoint the members of the Board of Commissioners as mentioned above as from the closing date of this Meeting, except for Mr. Narayan B. Menon as from the date of the approval and ratification from the Bank Indonesia up to the closing date of the General Meeting of Shareholders which will be held/convened in the year of 2007 (two thousand and seven). If the approval and ratification from the Bank Indonesia has been obtained, the composition of the members of the Board of Commissioners of the Company shall be as follows:----------------------------

THE BOARD OF COMMISSIONERS ------------------

President Commissioner : Mr. Raden Rachmad;----
Vice President Commissioner: Mr. Quek Cher Teck;
Commissioner : Mr. Lukito Winarto;---
Commissioner : Mr. Wimpie Wirja Surja;
Commissioner : Mr. Narayan B. Menon.-

THE BOARD OF DIRECTORS:-----------------------

President Director : Mr. Jimmy Henricus----
Kurniawan Laihad;-----


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M. LUHUT SITORUS

Director	: Mr. Aris Janasutanta-Sutirto;--------------
Director	: Mr. Eddy Muljanto;----
Director	: Mr. Pardi Kendy;------
Director	: Mr. Safrullah Hadi----Saleh;----------------
Director	: Mr. Ishak Sumarno;----
Director	: Mr. Aw Tee Woo;-------
Compliance Director	: Mr. Soehadie Tansol;--

2. To grant power to the Board of Directors of the Company to state and declare the appointment of the members of the Board of Commissioners in a separate deed before a Notary Public (if it is required) and to do necessary paperwork for the notification and registration to the competent authorities.-----------------------------------

-Since there are shareholders and/or proxies of share-holders who issue/produce blanks votes on the proposal for decision proposed, i.e. a total of 299,217,432 (two hundred ninety nine million two hundred seventeen thousand four hundred thirty two) shares or about 6.29% (six point twenty nine percent) of the total shares present in the Meeting, therefore the Meeting based on majority votes of 4,455,350,226 (four billion four hundred fifty five million three hundred fifty thousand two hundred twenty six) shares or about 93.71% (ninety three point seventy one percent) of the total shares present in the Meeting decide as follows:---------------

1. To appoint the members of the Board of Commissioners as mentioned above as from the closing date of this Meeting, except for Mr. Narayan B. Menon as from the date of the approval and ratification from the Bank Indonesia up to the closing date of the General Meeting of Shareholders which will be held/convened in the year of 2007 (two thousand and seven). If the approval and ratification from the Bank Indonesia has been obtained, the composition of the members of the Board of Commissioners of the Company shall be as follows:-----------------------

THE BOARD OF COMMISSIONERS -----------------------

President Commissioner	: Mr. Raden Rachmad;----
Vice President Commissioner	: Mr. Quek Cher Teck;----
Commissioner	: Mr. Lukito Winarto;---
Commissioner	: Mr. Wimpie Wirja Surja;
Commissioner	: Mr. Narayan B. Menon.-

THE BOARD OF DIRECTORS:---------------------------

President Director	: Mr. Jimmy Henricus---- Kurniawan Laihad;-----
Director	: Mr. Aris Janasutanta-Sutirto;-------------
Director	: Mr. Eddy Muljanto;----
Director	: Mr. Pardi Kendy;------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Director	: Mr. Safrullah Hadi---- Saleh;---------------
Director	: Mr. Ishak Sumarno;----
Director	: Mr. Aw Tee Woo;-------
Compliance Director	: Mr. Soehadie Tansol;--

2. To grant power to the Board of Directors of the Company to state and declare the appointment of the members of the Board of Commissioners in a separate deed before a Notary Public (if it is required) and to do necessary paperwork for the notification and registration to the competent authorities.---------

The fifth item on the agenda of the Meeting, i.e. stipulation on salary and allowances for the members of the Board of Commissioners and the members of the Board of Directors of the Company.-----------------------------------

-The Chairman of the Meeting then presents the following matters:---

-In accordance with the provisions of the Company's Articles of Association, the salary and other allowances for the members of the Board of Commissioners and the members of the Board of Directors are stipulated by the General Meeting of Shareholders.-----------------------

-In connection with that matter and by considering that until this point in time there is no proposal to


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determine the amount of honorarium and other allowances for the members of the Board of Commissioners and for the members of the Board of Directors, the meeting is recommended to approve the following:-------------------

- To give authority to the Board of Commissioners of the Company to determine the amount of salary and/or other allowances for the members of the Board of Directors of the Company with the provisions that the amount of salary and/or other allowances for the members of the Board of Directors of the Company will be reported to the Shareholders of the Company.---------------

- To give authority to PT Sari Dasa Karsa as the majority shareholder of the Company to determine the amount of salary and/or other allowances for the members of the Board of Commissioners with the provisions that the amount of salary and/or other allowances for the members of the Board of Directors of the Company will be reported to the Shareholders of the Company.---

-Furthermore, the Chairman of the Meeting gives opportunity to the shareholders and/or their proxies to raise questions on the fifth item on the agenda of the Meeting;--


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

-Since there are no questions, the Chairman of the Meeting propose in order that the Meeting based on

deliberation or discussion leading to mutual agreement approves the proposal which has been proposed:----------

-Since there are shareholders and/or proxies of shareholders who issue/produce blanks votes on the proposal for decision proposed, i.e. a total of 299,217,432 (two hundred ninety nine million two hundred seventeen thousand four hundred thirty two) shares or about 6.29% (six point twenty nine percent) of the total shares present in the Meeting, therefore the Meeting based on majority votes of 4,455,350,226 (four billion four hundred fifty five million three hundred fifty thousand two hundred twenty six) shares or about 93.71% (ninety three point seventy one percent) of the total shares present in the Meeting decide as follows:---------------

- To give authority to the Board of Commissioners of the Company to determine the amount of salary and/or other allowances for the members of the Board of Directors of the Company with the provisions that the amount of salary and/or other allowances for the members of the Board of Directors of the Company will be reported to the Shareholders of the Company.---------------
- To give authority to PT Sari Dasa Karsa as the majority shareholder of the Company to determine the amount of salary and/or other allowances for the members of the Board of


CERTIFIED, AUTHORIZED AND SWORN
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TRANSLATOR

Commissioners with the provisions that the amount of salary and/or other allowances for the members of the Board of Directors of the Company will be reported to the Shareholders of the Company.----------------------------------

-Since there were no other matters to be discussed and decided in the Meeting, the Chairman of the Meeting closed the Meeting at 11.30 (thirteen minutes past eleven) Western Indonesia Time.------------------------

-Therefore I, the Notary Public have drawn up this Minutes of Meeting to be used as necessary.------------

-Those persons appearing before me were introduced to me, the Notary Public by 2 (two) other persons appearing before me.--

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta, on the day and date as mentioned in the preamble of this deed, in the presence of:-----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kotabumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighbourhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/ Suburb, Pancoran Sub-District; and ----------------


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- Mr. Heriyanto, Sarjana Hukum, born in Muara Kuang, on the nineteenth of November, nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighbourhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/Suburb, Makasar Sub-District;--

both of whom are employees at my, the Notary's Office, as witnesses.---------------------------------------

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by the person appearing before me, Mr. RADEN RACHMAD, Mr. JIMMY HENDRICUS KURNIAWAN LAIHAD, and Mr. SAFRULLAH HADI SALEH mentioned above, witnesses and me, the Notary Public, whereas the other persons who were also appearing before me had left the room.--------

-Made or drawn up with two amendments, i.e. two crossings out with substitutions.--------------------------------

-The original of this Deed has been duly signed.-------

"ISSUED AS A CERTIFIED COPY"
Notary Public in Jakarta,

officially stamped by the Notary Public *duty stamp* *signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, June 10, 2005.


M. LUHUT SITORUS

Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG


BHINNEKA TUNGGAL IKA

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998


AUTHORIZED AND SWORN
M. LUHUT SITORUS

Jl. Ki Mangunsarkoro No. 77A, Jakarta Pusat – 10310
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567

MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 40.-

-On this day, Monday, the twenty eight of March, two thousand and five (28-3-2005).------------------------

At 11.35 (twenty five minutes to twelve) Western Indonesia Time.---

-I, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:----

-At the request of the Board of Directors of **PT BANK BUANA INDONESIA Tbk** (a limited liability company) **abbreviated into PT BBI Tbk,** domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the Articles of Association had been promulgated in the State Gazette of the Republic of Indonesia dated the fifth of October, two thousand and four (5-10-2004) Number: 80, Supplement Number: 858.-------------------


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-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk in this deed shall be referred to as "the Company".---

-Present at PT Bank Buana Indonesia Tbk Building, Jalan Wahid Hasyim Number 89, Central Jakarta;---------------

-In order to draw up Minutes of Meeting regarding all matters to be discussed and decided in an Extraordinary General Meeting of Shareholders of the said Company, and such Meeting was held on the day, date, hour and at the place as mentioned above.-------------------------

-Present in the Meeting and therefore appearing before me, the Notary Public:--------------------------------

I. The members of the Board of Directors of the Company:

1. **Mr. JIMMY HENRICUS KURNIAWAN LAIHAD,** born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk Blok I/8/23, Neighbourhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;---------------------------------------

   The holder of a Resident's Identity Card number: 09.5208.020958.0313, which is valid until the


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second of September, two thousand and seven (2-9-2007);---------------------------------------

-according to his statement in this matter acting as the President Director of the Company;------

2. **Mr. ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred and forty five (29-4-1945), privately employed person, Indonesian Citizen, residing in West Jakarta, Green Garden Blok P-3/7, Neighbourhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;------

   The holder of a Resident's Identity Card number: 09.5205.290445.5502, which is valid until the twenty ninth of April, two thousand and eight (29-4-2008);-----------------------------------

   -according to his statement in this matter acting as a Director of the Company;-----------

3. **Mr. EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;------


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The holder of a Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March, two thousand and six (23-3-2006);------------------------------------

-according to his statement in this matter acting as a Director of the Company;-----------

4. **Mr. PARDI KENDY**, born in Pontianak, on the twenty seventh of September, nineteen hundred and fifty eight (27-9-1958), privately employed person, Indonesian Citizen, residing in Bekasi, Jalan Niaga Raya Blok C number 09, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 011, Sepanjang Jaya Village/Suburb, Rawalumbu Sub-District;--------

   The holder of a Resident's Identity Card number: 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and four (27-9-2004);-----------------------------

   -currently being present in Jakarta;-----------

   -according to his statement in this matter acting as a Director of the Company;-----------

5. **Mr. SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian Citizen, residing in East


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Jakarta, Era Mas 2000 E 4/12, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;-----------

The holder of a Resident's Identity Card number: 09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007);-----------------------------

-according to his statement in this matter acting as a Director of the Company;-----------

6. **Mr. ISHAK SUMARNO,** born in Jakarta, on the thirteenth of May, nineteen hundred and forty three (13-5-1943), privately employed person, Indonesian Citizen, residing in West Jakarta, Mangga Besar IV-E/5, Neighbourhood Association (Rukun Tetangga) 004, Community Association (Rukun Warga) 001, Tamansari Village/Suburb, Tamansari Sub-District;-----------------------

   The holder of a Resident's Identity Card number: 09.5203.130543.0018, which is valid until the thirteenth of May, two thousand and six (13-5-2006);---

   -according to his statement in this matter acting as a Director of the Company;-----------


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7. **Mr. AW TEE WOO,** born in Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951), privately employed person, Malaysian Citizen, currently being present in Jakarta;---

The holder of Malaysian Passport Number: A12103607, which is valid until the seventh of August, two thousand and seven (7-8-2007);-----

-according to his statement in this matter acting as a Director of the Company;-----------

8. **Mr. SOEHADIE TANSOL**, Master of Business Administration, born in Pontianak, on the second of May, nineteen hundred and fifty nine (2-5-1959), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk J.12/17, Neighbourhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;---------------------------------

The holder of a Resident's Identity Card number: 09.5208.020559.5511, which is valid until the second of May, two thousand and seven (2-5-2007);---------------------------------------

-according to his statement in this matter acting as a Director of the Company;-----------


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II. The Members of the Board of Commissioners of the Company;---------------------------------------

1. **Mr. RADEN RACHMAD,** born in Demak, on the twelfth of April, nineteen hundred and thirty one (12-4-1931), privately employed person, Indonesian Citizen, residing in West Jakarta, Jalan Kembangan Sakti II D9/7, Neighbourhood Association (Rukun Tetangga) 012, Community Association (Rukun Warga) 004, Kembangan Selatan Village/ Suburb, Kembangan Sub-District;----------------

   The holder of a Resident's Identity Card number: 3801.2564/120431083, which is valid for the duration of his life.--------------------------

   -according to his statement in this matter acting as the President Commissioner of the Company.-------------------------------------

2. **Mr. QUEK CHER TECK,** born in Singapore, on the twenty fourth of February, nineteen hundred and fifty five (24-2-1955), privately employed person, Singaporean Citizen, currently being present in Jakarta.---------------------------

   The holder of Singaporean Passport Number: SD014461D, which is valid until the twenty ninth of September, two thousand and seven (29-9-2007);--------------------------------------

   -according to his statement in this matter acting as the Vice President Commissioner of the Company;-----------------------------------


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TRANSLATOR

3. **Mr. LUKITO WINARTO,** born in Jakarta, on the twenty first of October, nineteen hundred and fifty nine (21-10-1959), privately employed person, Indonesian Citizen, residing in West Jakarta, Jalan Taman Daan Mogot III number 1A, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 001, Tanjung Duren Village/Suburb, Grogol Petamburan Sub-District;----------------------------------

   The holder of a Resident's Identity Card number: 09.5202.211059.0082, which is valid until the twenty first of October, two thousand and eight (21-10-2008).----------------------------------

   -according to his statement in this matter acting as a Commissioner of the Company;-------

4. **Mr. WIMPIE WIRJA SURJA,** born in Sibolga, on the twenty ninth of August, nineteen hundred and forty six (29-8-1946), privately employed person, Indonesian Citizen, residing in West Jakarta, Green Garden M-3/72, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;------

   The holder of a Resident's Identity Card number: 09.5202.290846.0053, which is valid until the


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twenty ninth of August, two thousand and six (29-8-2006).------------------------------------

-according to his statement in this matter acting as a Commissioner of the Company;-------

III. Shareholders of the Company:---------------------

1. **Mr. BAMBANG SUTEDJO,** born in Palu, on the sixteenth of November, nineteen hundred and thirty six (16-11-1936), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Petojo VIY IV/25A, Neighbourhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 006, Cideng Village/ Suburb, Gambir Sub-District;-------------------

   The holder of a Resident's Identity Card number: 09.5001.161136.0001, which is valid for the duration of his life;--------------------------

   -according to his statement in this matter acting in his capacity as the President Director of PT Sari Dasa Karsa mentioned below, and as such representing the Board of Directors of and therefore for and on behalf of **PT SARI DASA KARSA** (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia


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TRANSLATOR

dated the thirteenth of September, nineteen hundred and eighty three (13-9-1983) number: 73, Supplement number 833, and the said Articles of Association had been amended several times, and the most recent amendment to the said Articles of Association was made by means of the deed number: 21, dated the fourteenth of December, two thousand and one (14-12-2001) and the same have obtained the approval and ratification from the Minister of Justice and Human Rights of the Republic of Indonesia by means of his Decree Number: C-01570 HT.01.04.TH.2002, dated the twenty ninth of January, two thousand and two (29-1-2002), and the said company in this matter acting as the owner and the holder of 2,171,097,065 (two billion one hundred seventy one million ninety seven thousand sixty five) shares in the Company.------------------------

2. **Mr. ALEXANDER TANDUN,** born in Padang, on the eighth of October, nineteen hundred and sixty six (8-10-1966), privately employed person, residing in West Jakarta, Green Ville AX number 15, Neighbourhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 014, Duri Kepa Village/Suburb, Kebon Jeruk Sub-District;-------------------------------------


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The holder of a Resident's Identity Card number: 09.5205.081066.0424, which is valid until the eighth of October, two thousand and six (8-10-2006).--

-according to his statement in this matter acting by virtue of the privately drawn up Proxy, dated the twenty eighth of February, two thousand and five (28-2-2005), and attached to the minutes of my, the Notary's deed, dated today, number 39, as a proxy of and therefore acting for and on behalf of **SSB INTERNATIONAL FINANCE CORPORATION**, a corporation duly incorporated and existing under the laws of United States of America, domiciled/located in Washington D.C., the said corporation in this matter as the owner and holder of 265,166,432 (two hundred sixty five million one hundred sixty six thousand four hundred thirty two) shares in the Company.-----------------------------------

5. **THE GENERAL PUBLIC**, a total of 2,323,439,324 (two billion three hundred twenty three million four hundred thirty nine thousand three hundred twenty four) shares in the Company.------------

-The Shareholders and/or their Proxies were present in the Meeting as evidenced by the list of attendance dated this day which was signed by the shareholders and/or


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their proxies mentioned above and the same is attached to the minutes of this deed.---------------------------

-In accordance with the provisions of paragraph 1 of Article 22 of the Company's Articles of Association, the person appearing before me, **Mr. RADEN RACHMAT** mentioned above as the President Commissioner of the Company, by virtue of the privately drawn up Letter of Appointment issued by the Board of Commissioners of the Company dated the eighteenth of March, two thousand and five (18-3-2005) Number: 05/KOM/006 and the original of which is attached to the minutes of my, the Notary's deed dated today, number: 39 acting as the Chairman of the Meeting.---

-That before the commencement of the Meeting, **Mr. RADEN RACHMAT** mentioned above had shown the Register of Shareholders of the Company dated the tenth of March, two thousand and five (10-3-2005) to me, the Notary Public and he fully guaranteed that the owners/holders of shares as contained in the said Register of Shareholders of the Company are true and lawfully proved the ownership right to shares of the Company and according to his statement the shares owned by the shareholders who were present or represented in the Meeting are in accordance with the Register of Shareholders of the Company on the tenth of March, two thousand and five (10-3-2005) up to 16.00 (sixteen O'clock) Western Indonesia Time.---



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-Subsequently, the Chairman of Meeting opened the Meeting and informed to the meeting as follows:--------

A. That in order to fulfill the provisions of paragraph 2 of Article 21 of the Company's Articles of Association, notifications had been served/sent by means of 2 (two) daily newspapers namely Media Indonesia (Morning daily newspaper) and Investor Daily both of which were published on the twenty eighth of February, two thousand and five (28-2-2005).--

In addition to the above matters, Announcement on Information availability in connection with this item on the agenda of the Meeting has also been announced in 2 (two) daily newspapers namely Media Indonesia (Morning daily newspaper) and Investor Daily both of which were published on the twenty eighth of February, two thousand and five (28-2-2005) and correction to the notifications which had been published on the fourteenth of March, two thousand and five (14-3-2005) in accordance with the existing Capital Market Regulations.-----------

That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/sent by means of 2 (two) daily newspapers namely Media Indonesia (Morning daily newspaper) and Investor


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TRANSLATOR

Daily both of which were published on the fourteenth of March, two thousand and five (14-3-2005) which shall read as follows:-----------------------------

---------- **PT BANK BUANA INDONESIA Tbk** -----------

---------------- **("THE COMPANY")** -----------------

-------------------- **NOTICE** ---------------------

----- **ANNUAL GENERAL MEETING OF SHAREHOLDERS** -----

--------------------- **and** ---------------------

-- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** --

The Company's Board of Directors hereby invites the shareholders to attend an Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders ("the Meeting") which will be held on:---

Day/Date : Monday, March 28, 2005;--------

Time : 10.00 Western Indonesia Time up to the end (closing);----------

Place : PT Bank Buana Indonesia Tbk. Jalan Wahid Hasyim Number 89,-- Central Jakarta 10350.---------

A. Items on the Agenda of an Annual General Meeting of Shareholders (RUPST);--------------

1. Approval and ratification for Annual Report of the Company for the financial year ended on December 31, 2004 and the approval and ratification for the Company's Annual Account for the financial year ended on


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December 31, 2004 and the granting of full release/discharge (acquit et decharge) to the Board of Commissioners and to the Board of Directors for the management and supervision they carried out during the 2004 financial year;---------------------------

2. Stipulation on the use of the Company's Net Profits for the financial year ended on the December 31, 2004.-----------------

3. Appointment of Registered Public Accountants who will audit the Company's Financial Report for the 2005 financial year and stipulation of remuneration and other requirements for the appointment.---------

4. Dismissal and appointment of the members of the Board of Directors of the Company.----

5. Stipulation on salary and allowances for the members of the Board of Commissioners and the members of the Board of Directors of the Company;---------------------------

B. Items on the Agenda of an Extraordinary General Meeting of Shareholders (RUPSLB);-------------

1. Distribution of Bonus Shares and Dividend Shares originating from capitalization:---

   A. Balance of Shares Agio ---------------


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TRANSLATOR

B. Retained Earnings --------------------

2. Addition to the Capital Without Preemptive Right to Shares through Management Stock Option Program (MSOP).--------------------

Notes:---

1. In accordance with paragraph 3 of article 21 of the Company's Articles of Association, the Company does not send separate invitations to the shareholders.-----------------------------

   -Therefore, this advertisement is regarded as an official invitation.----------------------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on March 10, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investors particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.-------

3. The Shareholders who are not able to attend the meeting, may be represented by his/her proxy


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by virtue of lawful Written Power of Attorney as determined by the Board of Directors.------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as proxy shall not be counted in the casting of votes.----------------------------

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary and Legal Bureau, Bank Buana Harmoni Building, 4th Floor, Jl. Gajah Mada No. 1A, Central Jakarta 10130, Phone (021) 6330585 ext 3401/3403 or at the Company's Stock Administration Bureau of PT Sirca Datapro Perdana, Sirca Building, Jl. Johar No. 18, Menteng, Jakarta 10340, Phone (021) 3900645, 3905920.----------

6. For the Shareholders, who are represented by his/her Proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.-------------------------------------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a


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TRANSLATOR

photocopy of his/her Resident's Identity Card ("KTP") which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/ body.---

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.--------------

----------------- Jakarta, March 14, 2005 --------

--------------- PT BANK BUANA INDONESIA Tbk. -----

------------------ The Board of Directors --------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of this deed.----------

B. -That in accordance with the Register of Shareholders of the Company on the tenth of March, two thousand and five (10-03-2005), the total amount of the Company's issued shares are 4,988,112,000 (four billion nine hundred eighty eight million


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one hundred twelve thousand) shares, each share having a nominal value of Rp 250.00 (two hundred fifty rupiahs);-----------------------------------

C. That a total of 4,759,702,821 (four billion seven hundred fifty nine million seven hundred two thousand eight hundred twenty one) shares or approximately 95.42% (ninety five point forty two percent) of the total shares which have been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 1 of Article 26 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding all matters to be discussed in accordance with the item of the agenda of the Meeting.--------------------

-That the item on the agenda of the Meeting is as follows:---

1. Distribution of Bonus Shares and Dividend Shares originating from capitalization:-----------------

   A. Balance of Shares Agio ----------------------

   B. Retained Earnings ---------------------------

2. Addition to the Capital Without Preemptive Right to Shares through Management Stock Option Program (MSOP).---


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-Subsequently, the Chairman of the Meeting starts to discuss **the first item on the agenda** of this Meeting, i.e. the Distribution of Bonus Shares and Dividend Shares originating from capitalization:----------------

A. Balance of Shares Agio --------------------------

B. Retained Earnings --------------------------------

-The Chairman of the Meeting welcomes Mr. Safrullah Hadi Saleh as a Director of the Company to present his explanation and proposal to the Shareholders on the first item on the agenda of the Meeting.---------------

-Subsequently, Mr. Safrullah Hadi Saleh as a Director of the Company presents his explanation and proposal to the Shareholders on the item on the agenda of the Meeting, as follows:-------------------------------------

1. As have been presented in the Annual General Meeting of Shareholders per thirty first of December, two thousand and four (31-12-2004), the Company books the balance of Share Agio generated by the distribution of Share Dividends of 2003 (two thousand and three) in the amount of Rp.91,827,401,250.- (ninety one billion eight hundred twenty seven million four hundred one thousand two hundred fifty rupiahs) and Retained Earnings up to the 2004 (two thousand and four) financial year after having been deducted by Cash


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Dividends and reserves as have been decided in the Annual General Meeting of Shareholders (RUPST) which has just been closed to the amount of Rp.346,799,896,209.- (three hundred forty six billion, seven hundred ninety nine million eight hundred ninety six thousand two hundred nine rupiahs).--

2. And also in the Annual General Meeting of Shareholders which has just been closed, the shareholders among others approves as follows:---------

   a. the distribution of cash dividend can only be carried out after obtaining the approval from the Government Guaranteeing Implementing Unit ("UP3").-------------------------------------

   b. the distribution of cash dividend shall be carried out together with the distribution of bonus shares and share dividends.------------

   c. the granting of authority to the Board of Directors to withhold (deduct) part of cash dividend, which will be received by the shareholders to pay income tax, which will be imposed to the bonus shares and share dividend, which shall constitute the obligations of the shareholders, with the rate in accordance with the existing provisions on taxation.----


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TRANSLATOR

3. Subsequently, in accordance with Regulations of the Capital Market Supervisory Board (Bapepam) Number: IX.D.5 on Bonus Shares and Guideline on Financial Accounting Standard Number 21 (PSAK 21) and Interpretation on Financial Accounting Standard (ISAK No. 1) on the interpretation of paragraph 23 Number 21, on Share Dividend market pricing, the calculation of dividend shares which will be obtained on each share must be carried out in accordance with the market price of the Company's shares at the closing of final session, one day before the commencement of the Meeting which will approve the said distribution of share dividends, i.e. in this matter is the twenty fourth of March, two thousand and five (24-3-2005).----------------

4. It is also presented that in accordance with the existing provisions on taxation, namely paragraph (1.a) of article 23 of Law Number 17 of 2000 on the Third Amendment to Law Number 7 of 1983 on Income Tax, the dividends distributed as intended in paragraph (1) letter (g) of Article 4, is obliged to be deducted/withheld with tax by the party which pays i.e. 15% (fifteen percent) of the gross total. Based on the provisions of paragraph (a1) of article 1 of the Government Regulations Number: 138 of 2000 on the Calculation of Taxable Income and Full Payment of Income Tax in the Current Year, it is stated that the obligation to


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deduct/withhold the income tax does not include the distribution of bonus shares made without payment originating from the capitalization of share agio to the shareholders who pays up capital/ buys shares above the minimum price, as long as the total nominal value owned after the distribution of bonus shares does not exceed the total paid up capital.---

Based on the above-mentioned explanation, -------------

a. The bonus share to be proposed for distribution is without payment of shareholders originating from the capitalization of share agio balance, which is the payment of all outstanding shares, which obtains distribution of share dividend in 2003 (two thousand and three) and therefore it does not include taxable object of income tax.-------------

b. Furthermore, the Share Dividends originating from the capitalization of Retained Earnings is subject to income tax under the existing tariff, to all Shareholders who receive Share Dividend which is proposed to be distributed in the Meeting, such tax will be deducted/withheld from the cash dividend which will be received by the qualified Shareholders.------------------------------------


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c. The List of Shareholders (DPS) who have the rights on cash dividend, dividend share, and bonus share

will be based on the same DPS, which can only be definitely determined after an approval from UP3 has been obtained.-------------------------------

With due observance of the explanation which has been given as well as the existing provisions of income tax on Bonus Share, and Dividend Share, for that purpose, the Board of Directors of the Company proposes to the Shareholders to approve:------------------------------

1. To capitalize Share Agio balance generated by the distribution of Share Dividend for 2003 (two thousand and three) in the amount of Rp.91,827,401,250.- (ninety one billion eight hundred twenty seven million four hundred one thousand two hundred fifty rupiahs) by distributing bonus share at the nominal value of Rp. 250.- (two hundred fifty rupiahs) per shares to all shareholders who have the right proportionally. So that the number of shares which will be issued is 367,309,605 (three hundred sixty seven million three hundred nine thousand six hundred five) shares with the ratio of every holder of 500 (five hundred) shares will obtain 36.82 {(thirty six point eighty two) rounding up} Bonus Shares.-------------------------------------

2. To capitalize a part of Retained Earnings (R/E) of the Company amounting to Rp.340,993,769,610 (three hundred forty billion, nine hundred ninety three million, seven hundred sixty nine thousand, six


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hundred ten rupiahs) by distributing Share Dividend based on the price of the Company's shares in Jakarta Stock Exchange at the closing of share trading on the twenty fourth of March, two thousand and five (24-3-2005) i.e. Rp.830.- (eight hundred thirty rupiahs) to all Shareholder who have the right proportionally. So that the total issued shares is 410,835,867 (four hundred ten million eight hundred thirty five thousand eight hundred sixty seven) shares with the ratio of every holder of 500 (five hundred) shares will obtain 41.18 {(forty one point eighteen) rounding up} Shares.--

3. If there is a fraction (not reaching share unit) of the distribution of Bonus Share and Share Dividend, the rounding up will be made.----------

4. To grant authority to the Board of Directors to determine the List of Shareholders who have the right to Cash Dividend, Bonus Share and Share Dividend as well as schedule and procedure for distribution with due observance of the existing provisions.---

5. To grant the authority to the Board of Directors of the Company:----------------------------------

   a. Shortly after the completion of the distribution of bonus share and share dividend, by issuing a total of 778,145,472 (seven hundred


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TRANSLATOR

seventy eight million, one hundred forty five thousand four hundred seventy two) new shares, increasing the placed/paid up capital of the Company from Rp. 1,247,028,000,000.- (one trillion two hundred forty seven billion, twenty eight million Rupiahs) consisting of 4,988,112,000 (four billion nine hundred eighty eight million one hundred twelve thousand) shares to Rp.1,441,564,368,000.- (one trillion four hundred forty one billion, five hundred sixty four million, three hundred sixty eight thousand Rupiahs) consisting of 5,766,257,472 (five billion seven hundred sixty six million two hundred fifty seven thousand our hundred seventy two) shares.-------------------------

b. to change/amend the provisions of paragraph 2 of Article 4 of the Company's Articles of Association in connection with the increase in placed/paid up capital of the Company, including to sign all related documents required to in connection with the said purpose, as well as to appear and to submit to the competent authorities in accordance with the existing laws and regulations.------

-After Mr. Safrullah Hadi Saleh presents his explanation on the item on the agenda of the Meeting, the Meeting


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agenda is handed over to the Chairman of the Meeting to continue the Meeting.---------------------------------

-The Chairman of the Meeting continues by giving opportunity to the shareholders and/or their proxies to raise questions on the item on the agenda of the Meeting;----

-Since there were no question from the shareholders and/or proxies of shareholders, the Chairman of the Meeting proposes in order that the Meeting approves the proposal on the decision of the item on the agenda of the Meeting based on deliberation or discussion leading to mutual agreement as they have been presented.-------

-Since there are shareholders and/or proxies of shareholders who issues/produces blank votes (abstain) on the proposal for decision proposed, namely a total of 299,217,432 (two hundred ninety nine million two hundred seventeen thousand four hundred thirty two) shares or about 6.29% (six point twenty nine percent) of the total shares present in the Meeting, therefore the Meeting based on the majority votes of 4,460,485,389 (four billion four hundred sixty million four hundred eighty five thousand three hundred eighty nine) shares or about 93.71% (ninety three point seventy one percent) of the total shares present in the Meeting decides as follows:---


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To approve the distribution of bonus share and share dividend, as follows:---------------------------------

1. To approve the capitalizing of Share Agio balance generated by the distribution of Share Dividend for 2003 (two thousand and three) are amounting to Rp.91,827,401,250.- (ninety one billion eight hundred twenty seven million four hundred one thousand two hundred fifty rupiahs) by distributing bonus share at the nominal value of Rp. 250.- (two hundred fifty rupiahs) per shares to all shareholders who have the right thereto proportionally. So that the number of shares which will be issued is 367,309,605 (three hundred sixty seven million three hundred nine thousand six hundred five) shares with the ratio the holder of each 500 (five hundred) shares will obtain 36.82 {(thirty six point eighty two) rounding up} Bonus Shares.------

2. To approve the capitalizing of some of Retained Earnings (R/E) of the Company amounting to Rp. 340,993,769,610 (three hundred forty billion, nine hundred ninety three million, seven hundred sixty nine thousand, six hundred ten rupiahs) by distributing Share Dividend based on the price of company's shares in Jakarta Stock Exchange at the closing of share trading on the twenty fourth of March, two thousand and five (24-3-2005) i.e. Rp.830.- (eight hundred thirty rupiahs) to all Shareholder who have the right thereto proportionally. So that the total issued shares is


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410,835,867 (four hundred ten million eight hundred thirty five thousand eight hundred sixty seven) shares with the ratio the holder of each 500 (five hundred) shares will obtain 41.18 {(forty one point eighteen) rounding up} Shares.--------------------

3. To approve making rounding up, if there is a fraction (not reaching share unit) of the distribution of Bonus Share and Share Dividend.----------

4. To approve the granting of authority to the Board of Directors to determine the List of Shareholders who have the right to Cash Dividend, Bonus Share and Share Dividend as well as schedule and procedure of distribution with due observance of the existing provisions.-------------------------

5. To approve the granting of authority to the Board of Directors of the Company:---------------------

   a. To immediately after the completion of the distribution of bonus share and share dividend, by way of issuing a total of 778,145,472 (seven hundred seventy eight million, one hundred forty five thousand four hundred seventy two) new shares, to increase the placed/paid up capital of the Company from Rp.1,247,028,000,000.- (one trillion two hundred forty seven billion, twenty eight million Rupiahs) consisting of 4,988,112,000


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TRANSLATOR

(four billion nine hundred eighty eight million one hundred twelve thousand) shares to Rp. 1,441,564,368,000.- (one trillion four hundred forty one billion, five hundred sixty four million, three hundred sixty eight thousand Rupiahs) consisting of 5,766,257,472 (five billion seven hundred sixty six million two hundred fifty seven thousand our hundred seventy two) shares.-------------------------

b. to change/amend the provisions of paragraph 2 of Article 4 of the Company's Articles of Association in connection with the increase in placed/paid up capital of the Company, including to sign all related documents required to in connection with the said purpose, as well as to appear and to submit to the competent authorities in accordance with the existing laws and regulations.-----------

The Chairman of the Meeting proceed with the **second item on the Agenda of the Meeting**, i.e. Addition to the Capital Without Preemptive Right to Shares through **Management Stock Option Program (MSOP).**----------------

-Afterward, the Chairman of the Meeting requests Mr. Pardi Kendy as a Director of the Company to present his explanation and proposal to the Shareholders on the second item on the agenda of the Meeting.--------------


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TRANSLATOR

-Subsequently, Mr. Pardi Kendy as a Director of the Company presents his explanation and proposal to the Shareholders on the item on the agenda of the Meeting, as follows:---

In the framework of developing Human Resources, the Company intends to implement the Management Stock Option Program (MSOP) on the Company's Core Management with the following objectives:-----------------------------

1. To maximize the Company's long-term success.--
2. To balance the short-term performance and long-term performance;------------------------
3. To harmonize the interest of the members of Core Management with the Shareholders;--------
4. To maintain and attract skilled and potential manpower at certain level of management.------

The Company's Core Management Group consists of the Board of Commissioners, the Board of Directors, Junior Director, Work Unit Manager, and Bureau or the equivalent, Branch Manager up to the Third Class Sub-Branch Manager, all of which total about 423 (four hundred twenty three) persons.------------------------

LEVEL OF MANAGEMENT WHICH OBTAINS MSOP:----------------

- The Board of Commissioners ------------------
- The Board of Directors and Junior Director ---


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TRANSLATOR

- Head of SKAI, Head Of Bureau or Work Unit equivalent to Bureau ----------------------
- The First, Second, Third Class Branch Manager
- Deputy Head of SKAI, Deputy Head of Bureau or Work Unit equivalent to Bureau --------
- The First, Second, Third Class Deputy Branch Manager ---------------------
- The Second Deputy Head of SKAI, The Second Deputy Head of Bureau or Work Unit equivalent to Bureau as well as Division Head ----------
- Branch Manager of Central Office, The first, Second, Third Class of Branches ---------
- Authorized Signatories (Head Office and All Branches) ------------------------------------

As explained above on the objectives implementing this program, the benefits and implementation of this implementing are as follows:--------------------------

1. To give positive effect on Cash Flow of the Company in connection with the cash payments of new shares issued with the implementation of option.---------

2. To give opportunity for the Core Management to participate in owning Company's shares, so that it improve the sense of ownership of the Core Management on the Company.------------------------


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TRANSLATOR

MSOP --

The Board of Directors with the approval from the Board of Commissioners has prepared a plan to give option to the Core Management with the following provisions:-----

1. Total Option is 249,405,500 (two hundred forty nine million four hundred five thousand five hundred) options, in which each 1 (one) option gives the right to the holder to buy 1 (one) new share of the Company.---------------------

2. Value of this MSOP is 4.76% (four point seventy six percent) of the paid up capital of the Company, in accordance with the provisions of regulation of Bapepam Number: IX.D.4 on Capital Investment Without Preemptive Right to Share, which among other limit of which is no more than 5% (five percent).------------------

2. The price of implementation of option is 90% (ninety percent) of the average closing price of Company's shares for a period of 25 (twenty five) days of Stock Exchange consecutively in regular market before reporting to the Stock Exchange on the Implementation Plan of MSOP in accordance with the Written Decision of The Board of Directors of PT Bursa Efek Jakarta Number: Kep-305/BEJ/07-2004 dated the nineteenth of July, two thousand and four (19-7-2004) on Regulations Number: I-A;---------------------


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TRANSLATOR

on Listing of Shares and Equity Shares other than the shares issued by the Listed Company.

3. Option is given to the Core Management as mentioned above. ---------------------------

4. Option is given in 3 (three) stages.----------

5. Option is implemented gradually in 3 (three) years after the expiry of waiting list of 1 (one) year as from the date of the first option is given on the first of June, two thousand and five (1-7-2005) or date which will be determined by the Board of Directors with the approval from the Board of Commissioners.-----

6. The overall validity period of option is 6 (six) years.---------------------------------

7. Option cannot be traded and/or transferred.---

8. Other provisions and requirements on MSOP and the implementation thereof shall be determined by the Board of Directors with the approval from the Board of Commissioners with due observance of the existing laws and regulations. --------

While the funds received from the proceeds of option implementation after being deducted by the whole issuance costs is to strengthen the position of Company's capital, 100% (one hundred percent) of the said funds is to be used for the distribution of medium and long term credit.------------------


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TRANSLATOR

Company's capital structure by calculating if all Options have been implemented, Placed capital and fully paid up capital of the Company increases to Rp.1,309,379,375,000.- (one trillion three hundred nine billion three hundred seventy nine million three hundred seventy five thousand Rupiahs) divided into 5,237,517,500 (five billion two hundred thirty seven million five hundred seventeen thousand five hundred) shares.----------

-That if all options have been exercised into placed and fully paid up shares of the Company, the Shareholders will experience decrease in ownership percentage (dilution) up to 4.76% (four point seventy six percent) and the composition of Shareholders is as mentioned in slide 17 which shall constitute an attachment and attached to the minutes of this deed.-----------------------------

The provisions of Article 34 of Law Number 1 of 1995 (nineteen hundred and ninety five) regarding Limited Liability Company, a General Meeting of Shareholders may delegate the authority to the Board of Directors to grant approval and ratify-cation on the addition of capital at the latest within a period of 5 (five) years.----------------

In connection with the plan for giving option, which we have explained above, in which the option


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will be given in 3 (three) stages and the results of implementation of Options into shares will increase the placed/paid up capital of the Company, the amendment to paragraph 2 of Article 4 of the Company's Articles of Association is required to be made.---

Therefore, to facilitate the adjustment of the dates of giving Options as well as the implementation of amendment to paragraph 2 of Article 4 of the Company's Articles of Association, for that purpose the meeting is requested:-----------------

1. To approve the increase in placed/paid up capital of the Company through mechanism of Addition to the Capital Without Preemptive Right to Shares by issuing the shares which is still in reserves (portepel) of the Company for a maximum of 249,405,500 (two hundred forty nine million four hundred five thousand five hundred) shares with a nominal value of Rp. 250.- (five hundred fifty rupiahs) per share i.e. within the framework of the granting Option to the Core Management to purchase the Company's shares (MSOP) under the terms and conditions as follows:-----------------------

   o Total Option which will be given is a maximum of 249,405,500 (two hundred forty nine million four hundred five thousand


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five hundred) options, in which each 1 (one) option gives the right to the holder to buy 1 (one) new share of the Company.--

The value of this MSOP is 4.76% (four point seventy six percent) of the paid up capital of the Company, in accordance with the provisions of regulation of Bapepam Number: IX.D.4 on Capital Investment Without Preemptive Right to Share, which among other the limit of which is not more than 5% (five percent).------------------------

- The price of implementation of option is 90% (ninety percent) of the average closing price of Company's shares for a period of 25 (twenty five) days of Stock Exchange consecutively in regular market before reporting to the Stock Exchange on the Implementation Plan of MSOP in accordance with the Written Decision of The Board of Directors of PT Bursa Efek Jakarta Number: Kep-305/BEJ/07-2004 dated the nineteenth of July, two thousand and four (19-7-2004) on Regulations Number: I-A; on Listing of Shares and Equity Shares other than the shares issued by the Listed Company.------

- Option is given to the Core Management as mentioned above. ------------------------


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TRANSLATOR

- o Option is given in 3 (three) stages.------
- o Option is implemented gradually in within (three) years after the expiry of waiting list of 1 (one) year as from the date of the first option is given on the first of June, two thousand and five (1-7-2005) or a date which will be determined by the Board of Directors with the approval from the Board of Commissioners.---------------
- o The overall validity period of Option is 6 (six) years.------------------------------
- o Option cannot be traded and/or transferred.
- o Other provisions and requirements on MSOP and the implementation thereof shall be determined by the Board of Directors with the approval from the Board of Commissioners with due observance of the existing laws and regulations.---------------------

2. To approve the granting of authority to the Board of Commissioners of the Company and at any time to approve an increase in placed/paid up capital of the Company in connection with the implementation of Core Management Option and at the same time to make amendment to paragraph 2 of Article 4 of the Company's


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TRANSLATOR

Article of Association on placed/paid up Capital of the Company, with the provisions that the delegation of authority shall be valid for period up to the Annual general Meeting of Shareholders which will be held/ convened in the year of 2005 (two thousand and five).-----

3. To approve the delegation of authority to the Board of Directors to restate the decision taken by the Board of Commissioners relating to the amendment to the provisions of paragraph 2 of Article 4 of the Company's Articles of Association in the form of Notarial Deed and/or to take all action which are deemed necessary in connection with the increase in placed/paid up capital of the Company generated by the implementation of Option into shares including to sign all related documents which are necessary in connection with the said purpose as well as to appear and submit to the competent authorities in accordance with the existing laws and regulations.----------------

-After Mr. Pardi Kendy presents his explanation on the item on the agenda of the Meeting, the Meeting agenda is then handed over to the Chairman of the Meeting to continue the Meeting.-----------------------------------


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TRANSLATOR

The Chairman of the Meeting continues by giving opportunity to the shareholders and/or their proxies to

raise questions on the first item on the agenda of the Meeting;--

-Since there were no question from the shareholders and/or proxies of shareholders, the Chairman of the Meeting proposes in order that the Meeting approves the proposal on the decision of the item on the agenda of the Meeting based on deliberation or discussion leading to mutual agreement as they have been presented.-------

-Since there are shareholders and/or proxies of shareholders who issues/produces:---------------------------

- blank votes (abstain) on the proposal for decision proposed, i.e. a total of 299,217,432 (two hundred ninety nine million two hundred seventeen thousand four hundred thirty two) shares or about 6.29% (six point twenty nine percent) of the total shares present in the Meeting;---------------------------
- disapprove (negative vote/dissenting vote) on the proposal for decision proposed, about 333,455,989 (three hundred thirty three million four hundred fifty vive thousand nine hundred eighty nine) shares or about 7% (seven percent) of the total shares present in the Meeting;--------------------

therefore the Meeting based on the majority votes of 4,127,029,400 (four billion one hundred twenty seven million twenty nine thousand four hundred) shares or about 86.71% (eighty six point seventy one percent) of


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TRANSLATOR

the total shares present in the Meeting decides as follows:---

To approve an Addition to the Capital Without Preemptive Right to Shares through Management Stock Option Program (MSOP) as follows:---

1. To approve the increase in placed/paid up capital of the Company through mechanism of Addition to the Capital Without Preemptive Right to Shares by issuing the shares which is still in reserves (portepel) of the Company for a maximum of 249,405,500 (two hundred forty nine million four hundred five thousand five hundred) shares with a nominal value of Rp. 250.- (five hundred fifty rupiahs) per share i.e. within the framework of the granting Option to the Core Management to purchase the Company's shares (MSOP) under the terms and conditions as follows:----------------------------

   - Total Option which will be given is a maximum of 249,405,500 (two hundred forty nine million four hundred five thousand five hundred) options, in which each 1 (one) option gives the right to the holder to buy 1 (one) new share of the Company.--------------------------------

     The value of this MSOP is 4.76% (four point seventy six percent) of the paid up capital of the Company, in accordance with the provisions of regulation of Bapepam Number: IX.D.4 on


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M. LUHUT SITORUS
CERTIFIED,
TRANSLATOR

Capital Investment Without Preemptive Right to Share, which among other the limit of which is not more than 5% (five percent).--------------

- o The price of implementation of option is 90% (ninety percent) of the average closing price of Company's shares for a period of 25 (twenty five) days of Stock Exchange consecutively in regular market before reporting to the Stock Exchange on the Implementation Plan of MSOP in accordance with the Written Decision of The Board of Directors of PT Bursa Efek Jakarta Number: Kep-305/BEJ/07-2004 dated the nineteenth of July, two thousand and four (19-7-2004) on Regulations Number: I-A; on Listing of Shares and Equity Shares other than the shares issued by the Listed Company.------------------------
- o Option is given to the Core Management as mentioned above. -----------------------------
- o Option is given in 3 (three) stages.----------
- o Option is implemented gradually in 3 (three) years after the expiry of waiting list of 1 (one) year as from the date of the first option is given on the first of June, two thousand and five (1-7-2005) or date which will be determined by the Board of Directors with the approval from the Board of Commissioners.-----


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TRANSLATOR

- The overall validity period of Option is 6 (six) years.------------------------------
- Option cannot be traded and/or transferred.
- Other provisions and requirements on MSOP and the implementation thereof shall be determined by the Board of Directors with the approval from the Board of Commissioners with due observance of the existing laws and regulations.

2. To approve the granting of authority to the Board of Commissioners of the Company and at any time to approve in increases in placed/paid up capital of the Company in connection with the implementation of Core Management Option and at the same time to make amendment to paragraph 2 of Article 4 of the Company's Article of Association on placed/paid up Capital of the Company, with the provisions that the delegation of authority shall be valid for a period up to the Annual General Meeting of Share-holders which will be held/ convened in the year of 2010 (two thousand and ten).-------------------

3. To approve the delegation of authority to the Board of Directors to restate any decision made by the Board of Commissioners relating to the amendment to the provisions of paragraph 2 of Article 4 of the Company's Articles of Association in the form of Notarial Deed and/or to take all action which are deemed necessary in connection with an


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increase in placed/paid up capital of the Company generated by the implementation of Option into shares including to sign all related documents which are necessary in connection with the said purpose as well as to appear and submit to the competent authorities in accordance with the existing laws and regulations.--------------------

-Since there were no other matters to be discussed and decided in the Meeting, the Chairman of the Meeting closed the Meeting at 11.55 (five minutes to twelve) Western Indonesia Time.--------------------------------

-Therefore I, the Notary Public have drawn up this Minutes of Meeting to be used as necessary.------------

-Those persons appearing before me were introduced to me, the Notary Public by 2 (two) other persons appearing before me.---

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta, on the day and date as mentioned in the preamble of this deed, in the presence of:------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kotabumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighbourhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/ Suburb, Pancoran Sub-District; and ---------------


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- Mr. Heriyanto, Sarjana Hukum, born in Muara Kuang, on the nineteenth of November, nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighbourhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/Suburb, Makasar Sub-District;---

both of whom are employees at my, the Notary's Office, as witnesses.--

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by the person appearing before me, Mr. RADEN RACHMAD, Mr. JIMMY HENDRICUS KURNIAWAN LAIHAD, and Mr. SAFRULLAH HADI SALEH mentioned above, witnesses and me, the Notary Public, whereas the other persons who were also appearing before me had left the room.---

-Made or drawn up with two amendments, i.e. two crossings out with substitutions.---------------------

-The original of this Deed has been duly signed.-------

"ISSUED AS A CERTIFIED COPY"
Notary Public in Jakarta,

officially stamped by the Notary Public   *duty stamp*   *signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, June 10, 2005.


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